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Exhibit 99.7

Mailed 11/19/2004
Decision 04-11-015 November 19, 2004
BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for: (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in this Application. (U 39 M)	Application 04-07-032 (Filed July 22, 2004)

FINANCING ORDER AUTHORIZING THE ISSUANCE OF

ENERGY RECOVERY BONDS PURSUANT TO SENATE BILL 772

i

	i. Position of the Parties	51
	ii. Discussion	52
C.	Energy Supplier Refunds	54
	i. Position of the Parties	54
	ii. Discussion	54
D.	Public Notice and Comment on Bond-Related Advice Letters	54
	i. Position of the Parties	54
	ii. Discussion	56
E.	Recovery of Bond Charges from New Municipal Load and BART	57
	i. Position of the Parties	57
	ii. Discussion	59
F.	Recovery of Bond Charges from Departing Load	61
	i. Position of the Parties	61
	ii. Discussion	62
G.	Rate Decrease for CARE and Residential Consumers	64
	i. Position of the Parties	64
	ii. Discussion	66
7.	General Order 24-B	67
8.	Fees	67
9.	California Environmental Quality Act	69
10.	Irrevocable Financing Order	70
11.	PG&E's Written Consent to Be Bound by the Financing Order	71
12.	Category and Need for Hearings	71
13.	Comments on the Draft Financing Order	72
14.	Assignment of Proceeding	72
15.	Rehearing and Judicial Review	72
Findings of Fact		73
Conclusions of Law		79
FINANCING ORDER		99
Appendix A: Projected Ratepayer Savings

ii

FINANCING ORDER

1.     Summary

        This Financing Order grants Application (A.) 04-07-032 filed by Pacific Gas and Electric Company (PG&E) for authority under Senate Bill (SB) 772(1) and Decision (D.) 03-12-035 to issue up to $3.0 billion of Energy Recovery Bonds (Bonds) to refinance PG&E's bankruptcy Regulatory Asset. The Bonds will be issued by a legally separate Special Purpose Entity (SPE), which will transfer the Bond proceeds to PG&E in exchange for the right to receive revenues to repay Bond principal, interest, and related costs. The refinancing will save PG&E's ratepayers an estimated amount of between $447 million and $624 million on a net present value basis.(2) The actual savings will depend on several factors that are not known at this time, such as the interest rate on the Bonds and the resolution of certain tax issues.

        The Bond principal, interest, and related costs will be recovered via two new surcharges called the Dedicated Rate Component (DRC) and the Energy Recovery Bond Balancing Account charge. All consumers of electricity in PG&E's service territory will be required to pay these new surcharges, except for those consumers that are exempt from the new surcharges pursuant to SB 772 or other Commission decisions.

        Pursuant to Public Utilities Code Section 848.1(g),(3) which was enacted by SB 772, the provisions in this Financing Order authorizing the issuance of the

(1)
2004 Stats., ch. 46.

(2)
These estimated savings assume the Bonds will receive favorable tax treatment.

(3)
All statutory references are to the Public Utilities Code unless otherwise indicated.

Energy Recovery Bonds and the recovery of Bond principal, interest, and certain other Bond-related costs from consumers are irrevocable.

2.     Background and Procedural History

        On April 6, 2001, PG&E filed for protection under Chapter 11 of the United States Bankruptcy Code. PG&E's Plan of Reorganization (POR) under Chapter 11 became effective on April 12, 2004 (Effective Date). The POR incorporated the terms of the Modified Settlement Agreement approved by the Commission in D.03-12-035 to resolve PG&E's Chapter 11 proceeding.

        To restore PG&E's financial health, D.03-12-035 authorized PG&E to collect $2.21 billion from its electric ratepayers over a nine-year period. Specifically, D.03-12-035 authorized PG&E to record a bankruptcy Regulatory Asset in the amount of $2.21 billion on an after-tax basis and to include the Regulatory Asset in rate base. PG&E was authorized to collect the Regulatory Asset from its ratepayers on a level, mortgage-style basis over a nine-year period starting in 2004. The total costs to ratepayers for the Regulatory Asset, including rate of return on the Regulatory Asset, income taxes, franchise fees, and uncollectibles, was expected to exceed $4.6 billion.(4)

        To lower the costs borne by PG&E's ratepayers, D.03-12-035 directed PG&E to seek to issue $3.0 billion of Energy Recovery Bonds to refinance the Regulatory Asset and the associated federal income taxes and State franchise taxes.(5) This action was expected to save ratepayers money because the interest rate on the Energy Recovery Bonds would be much lower than the rate of return on PG&E's Regulatory Asset. Decision 03-12-035 estimated that refinancing the

(4)
A.04-07-032, Chapter 4, Table 4-1.

(5)
D.03-12-035, Ordering Paragraph (OP) 9. Rehearing was denied in D.04-03-009.

Regulatory Asset with Energy Recovery Bonds would save PG&E's ratepayers approximately $1 billion on a nominal basis over the life of the Bonds.(6)

        Decision 03-12-035 requires the principal and interest on the Energy Recovery Bonds to be paid with, and secured by, a new charge imposed on PG&E's electric ratepayers known as the DRC.(7) Decision 03-12-035 explains that in a securitization, steps are taken to legally separate the underlying asset (here, the right to future cash flows to be collected from PG&E's customers through the DRC) from the utility. This is accomplished by selling the asset to a "special purpose entity" (SPE) to ensure that the asset is not part of the utility's estate for bankruptcy purposes. Thus, PG&E would sell the right to receive the DRC revenues to a SPE. The SPE, in turn, would issue the Energy Recovery Bonds, which would be secured by the SPE's ownership of the DRC revenues.(8)

        Decision 03-12-035 contemplated that the Energy Recovery Bonds should have the highest credit rating possible in order to obtain the lowest interest rate possible (and lowest interest costs paid by ratepayers). To achieve the highest possible credit rating, D.03-12-035 anticipated that the DRC would have to be irrevocable so that neither the Commission nor any other governmental agency could rescind, alter, or amend the DRC in a way that would reduce or impair the value of the Energy Recovery Bonds. In addition, the DRC would have to be nonbypassable by utility consumers. The Bonds would also have to be structured so that bondholders would be protected from interruption or impairment of cash flow in the event of a utility bankruptcy, usually

(6)
D.03-12-035, mimeo., pp. 4, 72, and 74.

(7)
D.03-12-035, mimeo., pp. 3, 67, and 72.

(8)
D.03-12-035, mimeo., p. 68.

accomplished by a "true sale" to a bankruptcy-remote SPE, along with other steps to ensure that in a future utility bankruptcy, the SPE would not be substantively consolidated with the utility.

        The Commission held in D.03-12-035 that it could not provide one of the key elements for obtaining the highest possible credit rating for the Energy Recovery Bonds, namely, the creation of a property right in future revenues. The Commission concluded that legislation would be required to create an enforceable property right.(9)

        Decision 03-12-035 directed PG&E to "seek as expeditiously as practical to refinance the unamortized portion of the Regulatory Asset and associated federal and state income and franchise taxes using a securitized financing supported by a dedicated rate component.(10)" The Decision also indicated that the Commission would authorize PG&E to issue Energy Recovery Bonds secured by the DRC if certain conditions were met, including the enactment of "legislation satisfactory to the Commission, TURN, and PG&E...allowing securitization of up to the full unamortized amount of the Regulatory Asset and associated federal and state income and franchise taxes and providing for the collection in PG&E's rates of any...associated tax gross-up not securitized.(11)"

        On June 7, 2004, Governor Schwarzenegger signed into law SB 772, which authorizes the issuance of Energy Recovery Bonds as envisioned in D.03-12-035.(12) Some of the key provisions of SB 772 are as follows:

(9)
D.03-12-035, mimeo., p. 71.

(10)
D.03-12-035, OP 9.

(11)
D.03-12-035, OP 9.

(12)
2004 Stats., ch. 46. SB 772 took effect immediately. (2004 Stats., ch 46, §11(g).)

  Energy Recovery Bonds Authorized:    The Commission may authorize PG&E or an affiliate to issue Energy Recovery Bonds to refinance the Regulatory Asset and to finance the associated federal income taxes and State franchise taxes. (Sections 848(b), 848.1(a), and 848.2(a).)

  Ratepayer Benefits:    The issuance of the Energy Recovery Bonds is authorized only if the Commission finds that doing so will save ratepayers money on a present value basis. (Section 848.1(a).)

  Nonbypassable Charges:    The Commission can impose nonbypassable charges (which SB 772 calls "Fixed Recovery Amounts" and "Fixed Recovery Tax Amounts") on "Consumers," as needed, to pay the principal, interest, taxes, and other Bond-related costs. Except for a limited number of exemptions, these charges are applicable to all existing and future electric Consumers in PG&E's service territory. (Sections 848(d) and (e), and 848.1(a)-(d).)

  Automatic True-Up Adjustments:    There shall be automatic true-up adjustments of the nonbypassable charges, as necessary, to ensure sufficient funds for the timely payment of Energy Recovery Bond principal, interest, and related costs. (Sections 848.1(b) and (g).)

  Irrevocable Financing Order:    The Commission's financing order authorizing Energy Recovery Bonds, the nonbypassable charges, and amounts recoverable via the nonbypassable charges shall be irrevocable by future Commissions. (Section 848.1(g).)

  State Pledge:    The State of California pledges not to alter or limit the DRC. (Section 848.1(g).)

  No Debt or Liability of the State:    The State of California will not be liable for any amounts associated with the Energy Recovery Bonds or the DRC, and the State's credit and taxes shall not be pledged to pay for the Energy Recovery Bonds or associated costs. (Section 848.1(h).)

  Current Property Right:    Creates a separate and current property right (Recovery Property) representing the right to receive the revenues from the nonbypassable DRC. (Sections 848(j), 848.1(g) and (j), 848.3, 848.3(d), (e), and (g), 848.4(a) and (c), and 848.6.)

  True Sale of Property Right:    Authorizes the transfer of Recovery Property by PG&E to another entity as an "absolute transfer" and "true sale." (Sections 848.1(g), 848.2(c), 848.2(c), and 848.4(a).)

  Pledge of Property Right as Collateral:    Authorizes the pledge of Recovery Property by its owner for the benefit of Energy Recovery Bond investors. (Sections 848.2(b) and (c).)

        On July 22, 2004, PG&E filed A.04-07-032 for authority pursuant to SB 772 and D.03-12-035 to refinance its bankruptcy Regulatory Asset via the issuance of up to $3.0 billion of Energy Recovery Bonds through a legally separate Special Purpose Entity (SPE).(13) Notice of A.04-07-032 appeared in the Commission's Daily Calendar on July 26, 2004. PG&E filed supplements to A.04-07-032 on August 12, August 27, September 3, September 8, and September 22, 2004.(14)

        The following parties filed protests and/or comments: The Merced Irrigation District (Merced), the Modesto Irrigation District (Modesto), the Office of Ratepayer Advocates (ORA), and The Utility Reform Network (TURN). PG&E submitted responses to all the protests and comments.

        Pursuant to Section 848.1(i), the Commission has 120 days from the date that A.04-07-032 was filed to approve or disapprove the Application. This Financing Order is being issued within the 120-day timeframe.

3.     Approval of PG&E's Application to Issue Energy Recovery Bonds

        In A.04-07-032, PG&E requests authority under SB 772 and D.03-12-035 for a legally separate SPE to issue up to $3.0 billion of Energy Recovery Bonds in two separate series up to one year apart. The Bonds would be secured by, and repaid with, a new and nonbypassable surcharge known as the DRC.

        PG&E proposes that the Energy Recovery Bonds be repaid on a level, mortgage style basis, with full repayment in 2012. PG&E estimates that issuing

(13)
All references to A.04-07-032 include the prepared testimony attached to A.04-07-032.

(14)
PG&E submitted additional information via email sent to the assigned ALJ and the service list on September 14, September 23, September 30, October 12, and November 12, 2004.

the Bonds will save ratepayers $694 million on a net present value basis and $1.026 billion on a nominal basis. PG&E expects these savings to be achieved without jeopardizing the fiscal soundness and creditworthiness of PG&E.

        SB 772 and D.03-12-035 contemplate that A.04-07-032 should be approved if the following conditions are satisfied:

  1.
  Legislation authorizing the issuance of Energy Recovery Bonds is enacted that is satisfactory to PG&E, TURN, and the Commission. (D.03-12-035, OP 9.)

  2.
  The Energy Recovery Bonds provide savings to PG&E's ratepayers, on a net present value basis, over the life of the Bonds. (Section 848.1(a) and D.03-12-035, OP 9.)

  3.
  The issuance of the Energy Recovery Bonds does not adversely affect the credit ratings of PG&E or PG&E's debt. (D.03-12-035, OP 9.)

  4.
  The Energy Recovery Bonds comply, as necessary, with Sections 701.5 and 816, et seq. (Section 848.2(d).)

  5.
  PG&E obtains, or determines that it does not need, a private letter ruling from the Internal Revenue Service (IRS) that states neither the refinancing of the Regulatory Asset nor the issuance of the Bonds is a presently taxable event. (Section 848.1(a) and D.03-12-035, OP 9.)

        Each of these conditions is addressed below.

  A.    Satisfactory Legislation

        The first condition is that legislation satisfactory to PG&E, TURN, and the Commission must be enacted that allows the Energy Recovery Bonds to be issued. PG&E and TURN have indicated in this proceeding that they find SB 772 to be satisfactory. We agree. Therefore, this condition is satisfied.

  B.    Ratepayer Benefits

        The second condition is that the Energy Recovery Bonds must reduce rates on a net present value (NPV) basis.(15) In A.04-07-032, PG&E compares the projected revenue requirement for the bankruptcy Regulatory Asset to the projected revenue requirement for the Energy Recovery Bonds. PG&E's comparison shows that the Energy Recovery Bonds will save ratepayers $694 million on a NPV basis.

        We find PG&E's comparison to be a reasonable starting point for analyzing the benefits of the Energy Recovery Bonds. We will utilize PG&E's analytical framework with two changes. First, one of the key variables for projecting the revenue requirement for the Regulatory Asset and the Energy Recovery Bonds is PG&E's authorized return on equity (ROE). PG&E assumes in its analysis that its authorized ROE will be 11.66%. We will use the more conservative assumption that PG&E's ROE will be 11.22%, the lowest allowed by the Modified Settlement Agreement (MSA) adopted by D.03-12-035.(16)

        Appendix A of this Financing Order shows the projected revenue requirement for the Regulatory Asset and the Energy Recovery Bonds. Appendix A uses the same method and parameters as PG&E, except that Appendix A uses an ROE of 11.22% and slightly higher Bond issuance costs.(17)

(15)
Section 848.1(a) and D.03-12-035, OP 9.

(16)
D.03-12-035, Appendix C, Section 2.b. Using a lower ROE is more conservative in that it reduces the projected benefits of the Energy Recovery Bonds.

(17)
PG&E assumed total issuance costs would be $21.6 million. Appendix A of this Financing Order assumes total issuance costs will be $25 million, the maximum amount allowed by this Financing Order (not including costs incurred by the Commission's Financing Team).

The specific parameters used by Appendix A, which are based on the MSA, are as follows:

  1.
  The Regulatory Asset is amortized over a nine-year period on a level, mortgage-style basis beginning on January 1, 2004.

  2.
  The amortization of the Regulatory Asset is "grossed up" for federal income taxes and State franchise taxes.

  3.
  The unamortized portion of the Regulatory Asset remains in PG&E's rate base and receives PG&E's authorized rate of return, including an authorized ROE of 11.22%. The ROE is grossed up for federal income taxes and State franchise taxes.

  4.
  The revenue requirement for the Regulatory Asset is grossed up for uncollectibles and local franchise fees.

  5.
  The after-tax balance of the Regulatory Asset on January 1, 2005, is estimated to be $1.813 billion.

  6.
  Two series of Energy Recovery Bonds are issued. The principal and interest on the Bonds are paid on a level, mortgage-style basis.

  7.
  The first series of Bonds is issued on January 1, 2005, in the amount of $1.813 billion to exactly cover the estimated remaining balance of the Regulatory Asset on that date.

  8.
  The recovery of Bond principal on the first and second series of Bonds via the DRC results in taxable income.

  9.
  The second series of Bonds is issued on January 1, 2006, in the amount of $1.116 billion to exactly cover all future federal income taxes and State franchise taxes due on the recovery of the remaining principal on the first and second series of Bonds. The total future revenue requirement for federal income taxes and State franchise taxes for both series of Bonds is equal to the "tax gross up" on remaining principal on the first series of Bonds.

  10.
  The proceeds from the second series reduce PG&E's rate base. The "negative rate base" is amortized as the proceeds from the second series are used to pay the federal income taxes and State franchise taxes due on the Bond principal recovered from ratepayers on the first and second series.

  11.
  Ratepayers receive a "Carrying Cost Credit" equal to PG&E's authorized rate of return on the negative rate base.

  12.
  The annual interest rate is assumed to be 4.98% for the first series of Bonds and 5.58% for the second series of Bonds. These rates are based on the forward curve of AAA-rated, securitized debt.

  13.
  There is no reduction to the principal amount of the first or second series of Bonds for energy supplier refunds.

  14.
  The net revenue requirement for both series of Bonds is grossed up for uncollectibles and local franchise fees, which will be recovered via the Energy Recovery Bond Balancing Account.

  15.
  Both series of Bonds are repaid at the end of 2012.

        Using the above parameters, Table 1 in Appendix A shows that the total revenue requirement for the Regulatory Asset will be $4.167 billion during the period of 2005 through 2012. Table 2 shows that the total revenue requirement for the first series of Energy Recovery Bonds will be $3.502 billion during the same period. Although the principal amount of the Regulatory Asset and the first series of Bonds is the same, the first series of Bonds has a lower revenue requirement compared to the Regulatory Asset because the assumed interest rate of 4.98% for the Bonds is lower than the assumed pre-tax rate of return of 12.2% to 12.8% during 2005-2012 for the Regulatory Asset.(18)

        Table 3 in Appendix A shows that the total revenue requirement for the second series of Bonds will be negative $278 million during 2006-2012. The revenue requirement is negative because the proceeds from the second series of Bonds are used to reduce PG&E's rate base. The reduced rate base results in savings to ratepayers equal to the avoided rate of return of 12.2% to 12.8% on the reduced rate base. PG&E calls these savings the "Carrying Cost Credit." The net

(18)
Table 1 shows the after-tax rate of return ranges from 8.3% to 8.8% during 2005-2012.

savings to ratepayers is equal to the difference between the Carrying Cost Credit of 12.2% to 12.8% and the assumed interest rate of 5.58% for the second series of Bonds. Table 3 shows that the annual savings decline over time as the proceeds from the second series of Bonds are used to offset the federal income taxes and State franchise taxes due on the amounts collected from PG&E's ratepayers for the principal payments on the first series of Bonds.

        The net savings from both series of Energy Recovery Bonds is equal to the revenue requirement for the Regulatory Asset (Table 1 in Appendix A) less the revenue requirement for both series of Bonds (Tables 2 and 3 in Appendix A). Table 4 in Appendix A shows that the net savings to ratepayers will be $943 million on a nominal dollar basis during 2005-2012. Using a discount rate of 9 percent, the present value of these savings is $634 million.

        The previously identified savings do not take into account other costs associated with the Energy Recovery Bonds. Therefore, the second major revision we make to PG&E's analytical framework is to incorporate those other costs that we can quantify. Table 5 in Appendix A shows that after taking into account Bond issuance costs, servicing fees, and Bond trustee fees, the Bonds will save ratepayers an estimated $447 million to $624 million on a NPV basis, and $685 million to $931 million on a nominal basis.(19) These estimated savings assume the Bond transaction receives favorable tax treatment as discussed, infra. However, if it is ultimately determined that the Bond transaction results in

(19)
The estimated savings do not include unquantified incremental costs, such as a return on PG&E's equity investment in the SPE and overcollateralization. We estimate that the total amount of all other costs to be between $5 million and $15 million on a NPV basis. The unquantified incremental costs could be higher if the IRS determines that the Bond transaction is a presently taxable event and imposes interest on any past due taxes.

immediate taxable income for PG&E, Table 9 in Appendix A shows that the Bond transaction would still save ratepayers an estimated $25 million to $201 million on a NPV basis, and $105 million to $351 on a nominal basis. Thus, the Bond transaction will provide savings to ratepayers under all tax scenarios.

        We emphasize that the projected savings are estimates. The actual amount of savings will depend on a number of factors, such as when the Bonds are issued, the interest rate on the Bonds, and the ultimate resolution of tax issues. Although we cannot determine the precise amount of ratepayer savings at this time, we are confident that ratepayers will benefit from the issuance of the Energy Recovery Bonds.(20) Therefore, the second condition is satisfied.

  C.    Effect of the Bonds on PG&E's Credit Ratings

        The third condition is that the Energy Recovery Bonds must not adversely affect the credit ratings of PG&E or PG&E's debt.(21) We find that the Energy Recovery Bonds satisfy this condition because (1) the Bond transaction will provide PG&E with nearly $2 billion of cash to restore its financial health, (2) the Bonds will be non-recourse to PG&E,(22) and (3) this Financing Order obligates the Commission to set the DRC at a level that provides sufficient funds to pay Bond principal and interest on a timely basis.

(20)
We believe that it is likely that the NPV of the actual savings that will ultimately be realized by ratepayers from the issuance of the Bonds will be in the upper end of the range of $25 million-$624 million estimated by this Financing Order.

(21)
D.03-12-035, OP 9.

(22)
See A.04-07-032, pp. 2-3, Chapter 1, p 1-1, and Chapter 3, pp. 3-2, 3-20, and 3-21.

  D.    Compliance with Sections 701.5 and 816, et seq.

        The fourth condition that must be satisfied is set forth in Section 848.2(d), which states, in relevant part, as follows:

    The approval by the commission in a financing order of...[Energy Recovery Bonds] shall include the approvals, if any, as may be required by Article 5 (commencing with Section 816) and Section 701.5...Section 851 is not applicable to the transfer or pledge of Recovery Property, the issuance of [Energy Recovery Bonds], or related transactions approved in a financing order.

        We interpret Section 848.2(d) as requiring this Financing Order to include the approvals, if any, as may be required by Sections 701.5 and 816, et seq. These statutes state, in relevant part, as follows:

    Section 701.5:    [N]o electrical, gas, or telephone corporation, whose rates are set by the commission on a cost-of-service basis, shall issue any bond, note, lien, guarantee, or indebtedness of any kind pledging the utility assets or credit for or on behalf of any subsidiary or affiliate...The commission may, however, authorize an electrical, gas, or telephone corporation to issue any bond, note, lien, guarantee, or indebtedness pledging the utility assets or credit...[for] or on behalf of a subsidiary or affiliate if it engages in activities which support the electric, gas, or telephone corporation in its operations or service, these activities are, or will be, regulated either by the commission or a comparable federal agency, and the issuance of the bond, note, lien, guarantee, or indebtedness is specifically approved in advance by the commission....

    Section 817:    A public utility may issue. .. bonds, notes, and other evidence of indebtedness payable at periods of more than 12 months after the date thereof for any of the following purposes and no others. .. (f) For the reorganization or readjustment of its indebtedness or capitalization upon a merger, consolidation, or other reorganization.

    Section 818:    No public utility may issue [debt]...unless...it shall first have secured from the commission an order authorizing the issue, stating the amount thereof and the purposes to which the...proceeds thereof are to be applied, and that, in the opinion of the commission, the money, property, or labor to be procured or paid for by the issue is reasonably required for the purposes specified in the order, and that...such purposes are not, in whole or in part, reasonably chargeable to operating expenses or to income.

        We conclude that the Energy Recovery Bonds do not require the Commission's approval pursuant to Section 701.5, as PG&E will "not issue any bond, note, lien, guarantee, or indebtedness of any kind pledging the utility assets or credit for or on behalf of any subsidiary or affiliate." Rather, the SPE will issue the Energy Recovery Bonds, and the Bond investors will have no recourse to PG&E. The Bonds will be secured by the DRC, and it will be the Commission's duty under SB 772 to set the DRC at a level sufficient to timely pay the principal, interest, and certain other Bond-related costs identified, infra.

        The Energy Recovery Bonds approved by this Financing Order comply with Section 817(f). The fundamental purpose of the Bonds is to refinance PG&E's bankruptcy Regulatory Asset that enabled PG&E to reorganize and emerge from bankruptcy.(23) Section 817(f) provides that the Commission may authorize a utility to issue debt for the "readjustment of its indebtedness or capitalization upon a merger, consolidation, or other reorganization.(24)" The Bond transaction also complies with Section 818 because issuance of the Bonds

(23)
D.03-12-035, Findings of Fact 15, 16, 20, 21, and 30; Conclusions of Law 13 and 21; and OPs 2 and 9.

(24)
PG&E intends to use the proceeds from the Bond transaction to fund capital expenditures and to retire debt and equity. The issuance of debt for these purposes is authorized by Sections 817(b) and (g).

for the purpose of refinancing PG&E's bankruptcy Regulatory Asset will save PG&E's ratepayers between $25 million to $624 million on a NPV basis, and this purpose is not reasonably chargeable to operating expenses or income.

  E.    IRS Private Letter Ruling

        The final condition is that PG&E must obtain, or determine that it does not need, a private letter ruling from the IRS which states that neither the refinancing of the Regulatory Asset nor the issuance of the Energy Recovery Bonds is a presently taxable event.(25) PG&E expects that the issuance of the Energy Recovery Bonds and the refinancing of the Regulatory Asset will not result in presently taxable income to PG&E.(26) Rather, PG&E expects to recognize taxable income over the life of the first and second series of Bonds as PG&E collects the principal on both series of Bonds from ratepayers.

        To obtain certainty regarding the tax treatment, PG&E submitted a request for a private letter ruling to the IRS in June 2004. PG&E anticipates the IRS will respond in December 2004. However, the IRS might not respond until after December 2004, or not at all. If the IRS issues a private ruling, PG&E shall file a copy of the ruling at the Docket Office(27) and provide a copy to the Commission's Financing Team established by this Financing Order, infra, no later than 5 days after the IRS issues the ruling.

        It is not certain if and when the IRS will issue a private letter ruling. We believe the Bonds should be issued as soon as possible in order to take advantage of historically low interest rates and to flow through the Bond-related benefits to

(25)
D.03-12-035, OP 9.

(26)
A.04-07-032, Chapter 3, pp. 3-19 and 3-20.

(27)
PG&E may file a concurrent motion to place the ruling under seal.

ratepayers as soon as possible. We also believe that PG&E correctly anticipates the Bond transaction will not be deemed a presently taxable event. Therefore, so the Bond transaction can proceed without the private letter ruling, if it is not timely received, PG&E shall file and serve a compliance report that states whether PG&E believes a private letter ruling is needed. This compliance report shall be due no later than 10 days before the first series of Bonds is issued.(28) If PG&E determines that it does not need a private letter ruling, this compliance report will satisfy the final condition.(29)

        If PG&E determines that an IRS private letter ruling is not needed, it may increase the amount of overcollateralization of the Bonds and the equity contributed to the SPE in order to strengthen the position that PG&E will take in its income tax returns that the Bond transaction is not a presently taxable event. As requested by PG&E, the maximum amount of overcollateralization and equity contribution may each be no more than 1.5 percent of the Bond principal amount.

  F.    Approval of the Energy Recovery Bonds

        We conclude for the previously stated reasons that the Energy Recovery Bonds proposed by PG&E in A.04-07-032 satisfy all the conditions for approval established by SB 772 and D.03-12-035, except for the condition that PG&E obtain, or determine that it does not need, a private letter ruling from the IRS that states neither the refinancing of the Regulatory Asset nor the issuance of the Energy Recovery Bonds is a presently taxable event. This condition must be satisfied before the Bonds are issued. Because issuance of the Energy Recovery Bonds will

(28)
There is no need to file the compliance report if the IRS issues a favorable private letter ruling prior to the date the compliance report is due.

(29)
We expect PG&E to advocate for favorable tax treatment regardless of whether PG&E receives the Private Letter Ruling or determines that it no longer needs it.

provide substantial benefits to PG&E's ratepayers, we will authorize the SPE to issue the Energy Recovery Bonds if and when the final condition is satisfied.

4.     Description of the Approved Energy Recovery Bonds

        We next describe the Energy Recovery Bonds authorized by this Financing Order. The authorized Bonds are identical to those described in A.04-07-032 and consistent with SB 772 and D.03-12-035. Where appropriate, we adopt additional conditions and restrictions applicable to the Bonds.

  A.    No Recourse to the State

        Pursuant to Section 848.1(h), the Energy Recovery Bonds authorized by this Financing Order do not constitute a debt or liability of the State of California or any political subdivision thereof; nor do the Bonds constitute a pledge of the full faith and credit of the State or any political subdivisions. In addition, the issuance of the Energy Recovery Bonds shall not directly, indirectly, or contingently obligate the State of any political subdivision to levy or to pledge any form of taxation to pay any obligations associated with the Bonds or to make any appropriations for their payment.

        As required by Section 848.1(h), all Energy Recovery Bonds shall have written on them a statement to the following effect: "Neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of the principal of, or interest on, this bond."

  B.    Two Series of Energy Recovery Bonds

        Decision 03-12-035 authorizes the issuance of two series of Energy Recovery Bonds up to one year apart.(30) SB 772 states that the Energy Recovery

(30)
D.03-12-035, OP 9.

Bonds may be issued in one or more series on or before December 31, 2006.(31) This Financing Order authorizes two series of Bonds. The first series shall be issued in December 2004 or as soon possible thereafter. The second series shall be issued within one year of the first series, and no later than December 31, 2006.

        To attract a broad range of investors, each series of Energy Recovery Bonds may be divided into several classes. Each class may have a different maturity date. The Financing Entity as defined by Section 848(b) shall select the final number, type, and size of bond classes to achieve the lowest average interest cost. In addition, the revenue requirement for the different classes for each series shall sum to an annual amount that closely approximates what the SPE would pay if only one class of Bonds were issued that is amortized on a level, mortgage style basis over the life of the series.

        The first series of Energy Recovery Bonds shall consist of one or more classes with scheduled maturities of approximately eight years, and legal final maturities of approximately ten years. PG&E states that a legal final maturity longer than the scheduled maturity is a standard feature that allows for delays in scheduled principal payments due to variations in the cash flows from the securitized assets. The second series of Bonds shall consist of one or more classes with scheduled and legal final maturities of approximately seven and nine years, respectively. The scheduled maturities for the first and second series are similar to the remaining term of the Regulatory Asset. This avoids increasing the burden of the Energy Recovery Bonds on future ratepayers beyond what they are already obligated to pay on the Regulatory Asset.

(31)
Section 848.1(e).

        The Energy Recovery Bonds may have fixed or floating interest rates as determined at the time of issuance to provide the lowest all-in cost of Bonds. The SPE or Bond Trustee will convert any floating rate to a synthetic fixed rate with interest-rate swaps so ratepayers will not have any significant floating-rate risk. The interest costs recovered in the rates shall be based on the resulting synthetic fixed rate. We authorize floating-rate Bonds only if the all-in cost of the Bonds, including the cost of creating a synthetic fixed rate, is less than what is available for comparable maturities in the fixed-rate market. Furthermore, as proposed by PG&E, we will require the swap counterparty that is responsible for paying the floating interest rate to have credit ratings that are sufficient to ensure that the swap does not reduce in any way the overall credit rating for the Energy Recovery Bonds. Finally, consistent with previous decisions,(32) any interest-rate swaps will be subject to the following conditions:

  1.
  PG&E, on behalf of the SPE, shall separately report all interest income and expense arising from interest-rate swaps in its regular report to the Commission.

  2.
  PG&E, on behalf of the SPE, shall make the following available to Commission staff within 30 days of request: (i) all terms, conditions, and other details of swap transactions; (ii) the rationale for the swap transactions; (iii) the estimated costs for the "alternative" or unswapped transactions; and (iv) copy of the swap agreements and associated documentation.

  C.    Authorized Amount of Energy Recovery Bonds

        SB 772 and D.03-12-035 strictly limit the amount of Bonds that can be issued. In particular, SB 772 and D.03-12-035 authorize Energy Recovery Bonds in an amount equal to the lesser of the following: (1) $3.0 billion, or (2) the sum

(32)
See, for example, D.95-09-023, D.96-05-066, and D.03-12-004.

of the unamortized portion of the Regulatory Asset, plus the federal income taxes and State franchise taxes associated with the unamortized portion of the Regulatory Asset, plus the cost of the issuing the Bonds, less any energy supplier refunds received prior to the issuance of the Bonds.(33)

        In accordance with SB 772 and D.03-12-035, the aggregate principal amount of the first series of Bonds shall equal the sum of the estimated after-tax unamortized portion of the Regulatory Asset at the time the Bonds are issued,(34) plus the estimated cost of issuing the first series of Bonds, less the after-tax amount of any energy supplier refunds expected to be received by PG&E prior to the issuance of the first series of Bonds. The aggregate principal amount of the second series shall equal the lesser of (1) $3.0 billion minus the aggregate principal amount of the first series, or (2) the sum of the estimated remaining federal income taxes and State franchise taxes(35) owed on the first and second series,(36) plus the cost of issuing the second series of Bonds, less the pre-tax amount of any energy supplier refunds expected to be received after the first series of Bonds is issued but prior to the date the second series is issued.

        SB 772 and D.03-12-035 do not address the treatment of energy supplier refunds received after the Bonds are issued. Therefore, consistent with PG&E's unopposed proposal, any energy supplier refunds received after the second

(33)
Section 848.7; D.03-12-035, Finding of Fact 21 and OP 3.

(34)
PG&E estimates that the balance of the Regulatory Asset will be approximately $1.8 billion on January 1, 2005.

(35)
SB 772 does not provide that local franchise fees will be financed with Energy Recovery Bonds. Thus, this Financing Order does not authorize the inclusion of local franchise fees in the second series of Energy Recovery Bonds.

(36)
PG&E estimates the aggregate principal amount of both series of Bonds will be approximately $2.9 billion.

series is issued shall be refunded to ratepayers via the Energy Recovery Bonds Balancing Account (ERRBA) described later in this Financing Order.

  D.    The Bond Transaction

        In accordance with SB 772 and D.03-12-035, the Energy Recovery Bonds will be issued by a Special Purpose Entity (SPE) that is owned by PG&E.(37) The Bonds will be secured by "Recovery Property," which SB 772 defines as the right to receive revenues from nonbypassable electric rates that SB 772 calls the "Fixed Recovery Amounts.(38)" SB 772 requires the Commission to set these rates at a level that provides sufficient funds to timely pay Bond principal, interest, and other "Recovery Costs.(39)"

        PG&E shall transfer the Recovery Property to a SPE that is legally separate and bankruptcy remote from PG&E. This ensures that if PG&E ever becomes bankrupt, the Recovery Property will not be included in PG&E's bankruptcy estate. Rather, the revenues from the Recovery Property will continue to be available to pay the debt service on the Energy Recovery Bonds. In addition, as is required for asset-backed securities, a Bond Trustee will be chosen. The Bond Trustee will be responsible for holding all of the SPE's funds.

        PG&E shall contribute equity to the SPE equal to at least 0.50 percent of the total Bond principal. The SPE equity will be pledged to secure the Energy Recovery Bonds and will be deposited into an account held by the Bond Trustee. PG&E adds that the IRS requires an equity contribution (i.e., credit enhancement)

(37)
SB 772 authorizes the use of a subsidiary SPE to issue the Energy Recovery Bonds. (See, e.g., Sections 848(b), 848.2(a) and (b), 848.4(a), (b), (c).) D.03-12-035 contemplates that the Energy Recovery Bonds will be issued by a SPE. (See, e.g., D.03-12-035, mimeo., p. 68.)

(38)
Sections 848(d) and (j).

(39)
Section 848.1(g). The definition of "Recovery Costs" is set forth in Section 848(i).

of at least 0.50 percent in order to characterize asset-backed securities as debt for tax purposes. PG&E notes that the required amount of equity could be increased by the IRS before the Energy Recovery Bonds are issued.(40)

(40)
If PG&E determines that an IRS private letter ruling is not necessary, PG&E may contribute an amount of equity of up to 1.5% of the total initial principal amount of the Bonds.

        To fund the acquisition of the Recovery Property, the SPE will issue Energy Recovery Bonds to investors. The Bonds will be secured by the Recovery Property, the SPE equity, and other funds held by the Bond Trustee. Parties secured by this collateral may exercise all remedies pursuant to this security interest if there is a default. The proceeds (net of issuance costs) from the Energy Recovery Bonds will be transferred from the SPE to PG&E in partial payment of the purchase price for the Recovery Property. The small remaining balance of the purchase price will be paid from the SPE's equity funds.

        The following diagram illustrates the Bond transaction structure approved by this Financing Order:

        The Commission shall have full access to the books and records of the SPE. PG&E shall not make any profit from the SPE, except for an authorized return on PG&E's equity investment in the SPE.

  E.    Credit Rating Issues

        To obtain the highest possible credit ratings, the Recovery Property must be legally separate from PG&E's bankruptcy estate. To ensure legal separation, the SPE may (1) include one or more independent members on its board of directors in the case of a corporation or a limited liability company, or an independent trustee in the case of a trust; (2) restrict its ability to declare bankruptcy or to engage in corporate reorganizations; and (3) limit its activities to those related to the Energy Recovery Bonds.

        PG&E will have to provide to the credit rating agencies an opinion from its legal counsel that (1) the transfer of the Recovery Property from PG&E to the SPE constitutes a "true sale" for bankruptcy purposes, and (2) the SPE will not be substantively consolidated for bankruptcy purposes. This legal opinion will provide assurance to the credit rating agencies that the SPE's assets (including Recovery Property) will not be part of PG&E's bankruptcy estate, and thus not available to creditors, should PG&E again enter into bankruptcy.

        The SPE may obtain credit enhancements for the Energy Recovery Bonds in the form of overcollateralization if (1) required for tax purposes, or (2) the credit rating agencies require overcollateralization to receive the highest credit rating on the Bonds, and the all-in cost of the Bonds with the overcollateralization is less than without.(41) The overcollateralization may be obtained via the DRC. The exact amount and timing of its collection via the DRC will be determined before each series of Bonds is issued.

        The overcollateralization requirement will be sized by the rating agencies based on the amount of interest and principal which would otherwise remain unpaid on the debt service payment dates and the legal final maturity dates under the rating agencies' worst case scenario. The IRS may also set overcollateralization requirements in conjunction with the private letter ruling

(41)
To overcollateralize the Bonds means to secure them with Recovery Property or other assets in an amount larger than the total principal amount of the Bonds. Overcollateralization provides assurance that bondholders will receive all principal and interest due them.

discussed, supra.(42) Any overcollateralization that is collected from ratepayers in excess of total debt service and other Bond costs will be the property of the SPE. After the Energy Recovery Bonds are repaid, the increase in value of PG&E's equity interest in the SPE related to the balance in the overcolleratization subaccount or any other subaccount maintained by the SPE shall be returned to ratepayers through the ERBBA.

        PG&E may also obtain the following types of credit enhancements, but only if the all-in cost of the Energy Recovery Bonds with these other credit enhancements is less than without the enhancements: bond insurance, letters of credit, and similar instruments.(43) In addition, the SPE's equity and other funds held by the Bond Trustee will be available as a credit enhancement. If the equity capital is drawn upon, it may be replenished from future DRC collections. Investment earnings on the equity contribution will also be available to pay for Bond principal, interest, fees and expenses.

  F.    Bond Issuance Costs

        PG&E estimates the issuance costs for the two series of Energy Recovery Bonds, excluding servicing fees and other ongoing costs, will be $21.663 million.(44) An itemization of the estimated issuance costs is provided in the following table.

(42)
If PG&E determines that is not necessary to obtain an IRS private letter ruling, the SPE may obtain over-collateralization of up to 1.5% of the total initial Bond principal amount.

(43)
Those providing other forms of credit enhancements should approve the level of overcollateralization, if any.

(44)
PG&E Supplement filed on September 3, 2004, response to Question 3.

Estimated Bond Issuance Costs
Underwriter Fees and Expenses	$14,000,000
Legal Fees and Expenses	3,750,000
SEC Registration Fees	380,100
Rating Agency Fees	1,700,000
Accounting Fees and Expenses	200,000
Section 1904 Fees(1)	118,500
Printing Costs	450,000
Trust Fees and Expenses	100,000
Miscellaneous	963,900

Total	$21,662,500
Note 1: Section 1904 Fees computed by today's Order.

        The above table does not include any costs for PG&E's employees or the Commission's Financing Team. PG&E proposes to cap the Bond issuance costs at $25 million, which is 0.83 percent of the $3.0 billion maximum Energy Recovery Bond transaction size. Costs for the Commission's Financing Team are not included in the cap.

        We adopt PG&E's unopposed proposal to cap Bond issuance costs at $25 million, plus costs for the Commission's Financing Team. When the SPE issues each series of Energy Recovery Bonds, PG&E shall estimate the issuance costs. The estimated issuance costs shall be financed and included in the Energy Recovery Bonds in accordance with Section 848(d). Elsewhere in this Financing Order, we establish a Commission Financing Team, which will review the proposed costs before issuance. After the Bonds are issued and all issuance costs have been paid by the SPE, any Bond proceeds not used for issuance costs shall be used to offset the revenue requirement in the next DRC true-up calculation.

  G.    Tax Issues

        The authorized Bond transaction is structured to achieve two important tax objectives. First, to lower overall taxes, the SPE will be treated as part of PG&E for tax purposes, and not as a separate entity responsible for paying its own taxes. Second, to avoid an immediate taxable gain when PG&E transfers the Recovery Property to the SPE, the transfer will not be treated as a sale for tax purposes. Instead, the Energy Recovery Bonds will be treated as PG&E's own debt for tax purposes. If the IRS accepts this treatment, PG&E will report taxable income over time as income is generated by the Recovery Property, and PG&E will deduct interest expense when it is accrued.

        To provide certainty on the tax treatment, PG&E submitted a request for a private letter ruling to the IRS on June 8, 2004. PG&E's request asks the IRS to rule on three issues: (1) whether the Commission's establishment of the Regulatory Asset, the Commission's Financing Order, or the Commission's establishment of Recovery Property (in place of some or all of the Regulatory Asset) will result in taxable income to PG&E; (2) whether the issuance of Energy Recovery Bonds and the transfer of Bond proceeds to PG&E will result in taxable income to PG&E; and (3) whether the Energy Recovery Bonds will be treated as obligations of PG&E. PG&E anticipates the IRS will respond in December 2004, but the IRS may not respond until after December 2004 or not at all. Elsewhere in this Financing Order, we make the SPE's authority to issue Energy Recovery Bonds contingent on PG&E obtaining a favorable private letter ruling from the IRS or advising the Commission that PG&E has determined that it does not need a private letter ruling.

  H.    Use of Bond Proceeds

        Decision 03-12-035 directs PG&E to use the proceeds from the Energy Recovery Bonds "to rebalance its capital structure to maintain the capital structure provided for under the [Modified] Settlement Agreement [adopted by D.03-12-035].(45)" The Modified Settlement Agreement (MSA) requires the percentage of equity in PG&E's capital structure to be at least 52% in 2006 and equal to the "Forecast Average Equity Ratio" in 2004 and 2005.(46) The MSA defines the "Forecast Average Equity Ratio" as the "proportion of equity in the forecast of PG&E's average capital structure for calendar year 2004 and 2005 to be filed by PG&E in its 2003 cost of capital proceeding, Application No. 02-05-022, and its 2005 cost of capital proceeding, respectively, or such other [Commission] proceedings as may be appropriate.(47)"

        SB 772 requires PG&E to use the Bond proceeds to recover, finance, or refinance the following: (1) the unamortized balance of the Regulatory Asset, (2) the federal income taxes and State franchise taxes on the unamortized balance of the Regulatory Asset, (3) the cost of issuing the Bonds, and (4) the costs incurred by PG&E to acquire outstanding securities.(48)

        In A.04-07-032, as supplemented, PG&E projects that it will use the proceeds from the Bond transaction as set forth in the following table:

(45)
D.03-12-035, OP 9.

(46)
MSA, Section 3.b.

(47)
MSA, Section 1.y.

(48)
Sections 848(g) and (i).

Projected Timing and Use of Bond Proceeds
Date	Event	($Millions)
January 2005	SPE Issues Bonds and Transfers Proceeds to PG&E	$1,813
January 2005	Retire Debt	$(1,240)
January 2005	Retire Equity	$(575)
December 2005	SPE Issues Bonds and Transfers Proceeds to PG&E	$1,116
January 2006	Retire Debt	$(360)
January 2006	Retire Equity	$(600)
Jan.-March 2006	Capital Expenditures	$(154)
Total Bonds Issued by SPE(1)		$2,929
Total Uses of Proceeds(1)		(2,929)
Net Increase in Debt Outstanding		$1,329
Decrease in Equity Outstanding		$(1,175)
Note 1: Does not include Bond issuance costs. Source: PG&E Supplement filed on August 12, 2004, pages 4-5.

        PG&E's proposed uses of the Bond proceeds will result in a capital structure that complies with the MSA.(49) The proposed uses are also consistent with SB 772, which requires PG&E to use Bond proceeds for, among other things, to finance the federal income taxes and State franchise taxes associated with the refinancing of the Regulatory Asset.(50) Therefore, PG&E may use the Bond

(49)
PG&E Supplements filed on September 8 and September 22, 2004.

(50)
As shown in Appendix A, Table 3, of this Financing Order, the proceeds from the second series of Bonds will be recorded as a deferred tax credit for regulatory accounting purposes, which has the effect of reducing PG&E's rate base. Each year, the deferred tax credit will be

Footnote continued on next page

proceeds as described previously. PG&E may reallocate the Bond proceeds among the authorized uses, subject to the condition that the percentage of common equity in PG&E's capital structure must comply with the MSA.

  I.    Exemption from the Competitive Bidding Rule

        Resolution F-616, issued on October 1, 1986, requires utilities to issue debt using competitive bids. The purpose of this requirement, known as the Competitive Bidding Rule, is to reduce the cost of debt. The Resolution also provides that requests for an exemption from the Competitive Bidding Rule will be "entertained for debt issues in excess of $200 million, and will only be granted upon a compelling showing by a utility that because of the size of the issues, an exemption is warranted."

        PG&E submits that the Energy Recovery Bonds issued by the SPE should be exempted from the Competitive Bidding Rule because the Bonds will have to be issued on a negotiated basis. PG&E represents that competitive bidding is not commonly used for highly structured asset-backed securitization transactions such as the Energy Recovery Bonds. PG&E adds that the interest cost of the Bonds will be minimized if underwriters can adjust the size, structure, and interest rate of particular classes of Energy Recovery Bonds to meet actual investor demand at the time the Bonds are marketed and priced. PG&E asserts that the ability to quickly adjust the Bonds to respond to investor demand is only available through a negotiated underwriting process.

        We find PG&E's uncontested request to exempt the Energy Recovery Bonds from the Competitive Bidding Rule to be reasonable. Therefore, we will amortized in an amount sufficient to "pay" the federal income taxes and State franchise taxes due on the principal payments recovered in the DRC for each series of Bonds.

grant the request. However, to ensure that the Bond transaction is structured in a reasonable manner, and consistent with the authority set forth in Decisions 02-11-030, 03-04-035, 03-09-020 and 04-01-024, we will require the transaction for each series of Bonds to be reviewed and approved by a Commission Financing Team consisting of the General Counsel, the Director of the Energy Division, other Commission staff, outside bond counsel, and any other outside expertise deemed necessary by the Financing Team. The outside expertise may include, for example, an independent financial advisor to assist the Financing Team in overseeing and reviewing the issuance of each series of Bonds. The Financing Team's approval, if any, of the Bond transaction for each series of Bonds should be provided in the form of a letter from the Financing Team to PG&E.

        PG&E shall reimburse the Financing Team for the costs that the Team incurs for outside bond counsel and consultants. PG&E may recover these costs as part of the issuance costs of the Bonds. Such costs will not count against the $25 million cap on issuance costs adopted elsewhere in this Financing Order.

5.     Description of the Approved Bond Charges

        SB 772 authorizes PG&E to recover Bond principal, interest, associated federal income taxes and State franchise taxes, and other Bond-related costs via new, nonbypassable rates that SB 772 calls the Fixed Recovery Amounts (FRAs) and the Fixed Recovery Tax Amounts (FRTAs). This Financing Order authorizes PG&E to implement two new surcharges called the Dedicated Rate Component (DRC) and the Energy Recovery Bond Balancing Account (ERBBA) charge. The DRC and ERBBA charge collectively encompass the FRAs and FRTAs.

        We next describe the DRC and ERBBA charge. These new surcharges, referred to collectively as Bond Charges, are identical to those described in

A.04-07-032 and consistent with SB 772 and D.03-12-035. Where appropriate, we adopt additional conditions and restrictions applicable to the Bond Charges.

  A.    Summary of the DRC

        The purpose of the DRC authorized by this Financing Order is to recover the following costs associated with the Energy Recovery Bonds(51):

  1.
  Bond principal and interest.

  2.
  Payments related to interest-rate swaps.

  3.
  Credit enhancements.

  4.
  Servicing fees for billing and collecting of the DRC.

  5.
  Bond Trustee fees and other Bond-related administrative costs incurred by the Bond Trustee and the SPE.

  6.
  Approved Bond issuance costs not funded with Bond proceeds.

        Each series of Energy Recovery Bonds will have its own DRC. All of the revenues from each DRC will be transferred to the Bond Trustee for the benefit of the SPE, to be applied against the repayment for that series of Bonds.

        The DRC will be paid by electric consumers in PG&E's historic service territory. Pursuant to SB 772, the DRC will be both irrevocable and nonbypassable, which assures Bond investors that the DRC will not be interrupted, eliminated, or avoided by consumers in PG&E's service territory.

        To implement the DRC for each series of Energy Recovery Bonds, PG&E shall file an Issuance Advice Letter no later than four days after the Bonds are priced. The Issuance Advice Letter will include the final issuance details and a

(51)
The DRC encompasses the FRAs that are defined in Section 848(d).

request that the DRC be set based on the actual amount and price of the Energy Recovery Bonds. To determine the DRC, the Issuance Advice Letter will use the cash flow model described in Appendix A of A.04-07-032, applied to that series of Energy Recovery Bonds, along with the most recent PG&E sales forecast for the relevant time period. The Issuance Advice Letters filed by PG&E should be based on the pro forma example contained in Appendix D of A.04-07-032, as modified by this Financing Order.

        The Recovery Property established by an Issuance Advice Letter will come into being upon the filing of the Advice Letter. The DRC established by an Issuance Advice Letter will be effective automatically after 10 days, unless PG&E requests a later date that may be up to 60 days after the issuance of the associated Bonds. PG&E shall file the DRC tariff based on the pro forma tariff in Appendix C of A.04-07-032 no later than 10 days after this Financing Order is mailed. The tariff shall be effective simultaneously with the first DRC.

        SB 772 requires the Commission to adjust the DRC at least annually, and more often if necessary, to ensure timely recovery of Bond principal, interest, and related costs.(52) To satisfy this statutory requirement, this Financing Order modifies and adopts the True-up Mechanism proposed by PG&E in A.04-07-032 that will allow the DRC to be adjusted annually, and quarterly if necessary, to ensure that the DRC provides sufficient funds to timely pay Bond principal, interest, and related costs.

        PG&E shall file annual Routine True-Up Mechanism Advice Letters at least 15 days before the end of the calendar year until all principal, interest, and other related costs have been paid in full. These annual Routine True-Up Mechanism

(52)
Sections 848.1(g) and (i).

Advice Letters should be based on the pro forma example in Appendix E of A.04-07-032, as modified by this Financing Order. These filings are meant to ensure that the actual DRC revenues are neither more nor less than required to repay Bond principal, interest, and related costs. Because these Advice Letters should be ministerial, the revised DRC in the annual Routine True-Up Mechanism Advice Letters shall go into effect automatically on January 1st of the following calendar year.

        PG&E may also implement, if it deems necessary, a quarterly Routine True-Up Mechanism. The quarterly adjustment shall be used if Bond principal balances fluctuate more than a specified threshold percent from the scheduled principal balance,(53) so that the DRC can be adjusted to better match the scheduled principal payments. If upon quarterly review the threshold is reached, PG&E may file a quarterly Routine True-Up Mechanism Advice Letter at least 15 days before the end of the next quarter to adjust the DRC. The revised DRC will be effective automatically on the 1st day of the following calendar quarter.

        PG&E may also file quarterly Routine True-Up Mechanism Advice Letters at such other times as PG&E deems necessary. For example, if required by the rating agencies, PG&E may file a quarterly True-Up Mechanism Advice Letter after a specified trigger is met instead of waiting until the next normally scheduled date for filing such Advice Letters. The revised DRC will be effective automatically on the 1st day of the following calendar quarter. The quarterly Routine True-Up Mechanism Advice Letters should be based on the pro forma example in Appendix E of A.04-07-032, as modified by this Financing Order.

(53)
The Issuance Advice Letter should specify the threshold percent.

        PG&E may file annual and quarterly Routine True-Up Mechanism Advice Letters until the Bonds are paid off. All true-up adjustments to the DRC shall guarantee that the DRC generates sufficient revenues to timely pay all scheduled (or legally due) payments of principal, interest, and other amounts authorized to be paid with DRC revenues. Such amounts are referred to as the "Periodic Payment Requirement." True-up filings shall be based upon the cumulative differences, regardless of the reason, between the Periodic Payment Requirement and the actual amount of DRC remittances to the Bond Trustee for the series of Energy Recovery Bonds. This will result in adjustments to the DRC to correct for over-collections or under-collections. In the case of any adjustments occurring after the final scheduled maturity date for a series of Bonds, there will be quarterly adjustments to the DRC to correct for over-collections or under-collections by the earlier of the end of the then current calendar year or the legal final maturity date for the series.

        The True-Up Mechanism Advice Letters shall calculate a revised DRC for each series of Energy Recovery Bonds using the cash flow model specified in Appendix A of A.04-05-041, modified as described above, except that:

  1.
  The amount of the debt service and related expenses for the next year will be increased or decreased by the amount by which actual remittances of DRC revenues to the Bond Trustee collection account through the end of the month preceding the month of calculation was less than or exceeded the aggregate actual debt service and related expenses for the transaction period, less any amount held in the reserve subaccount at the beginning of the transaction period.

  2.
  Forecasted sales for the remaining years of the transaction will be revised to reflect PG&E's latest forecast.

  3.
  Estimated administrative fees and expenses will be modified to reflect changed circumstances.

  4.
  Assumed uncollectibles will be modified to equal the percentage of losses actually experienced during the most recent 12-month billing period for which such information is available.

  5.
  An adjustment will be made to reflect collections that will be received at the existing tariff rate from the end of the month preceding the date of calculation through the end of the month in which the calculation is done.

        PG&E may also submit Non-Routine True-Up Mechanism Advice Letters to propose revisions to the logic, structure, and components of the cash flow model in Appendix A of A.04-07-032,(54) as modified by this Financing Order. Non-Routine True-Up Mechanism Advice Letters will be filed at least 90 days before the end of a calendar quarter, with the resulting changes effective on the first day of the next calendar quarter. The Energy Division should prepare for the Commission's consideration a resolution that adopts, modifies, or rejects PG&E's proposed revisions to the cash flow model. Absent a Commission resolution, PG&E or a successor servicer may implement DRC adjustments proposed in a Non-Routine True-Up Mechanism Advice Letter on the first day of the next calendar quarter.

        PG&E notes that SB 772, Section 848.1(i), requires the Commission to determine on each anniversary of this Finance Order whether the DRC needs to be adjusted and to implement any needed adjustment within 90 days of the anniversary. PG&E expects to comply with this statute by filing a True-Up Mechanism Advice Letter 15 days before each Finance Order anniversary, but

(54)
Revisions to assumptions used by the cash flow model, such as sales forecasts, estimated uncollectibles, etc., will be addressed in Routine True-up Mechanism Advice Letters.

expects to state that these true-ups are unnecessary given the annual and quarterly Routine True-Up Mechanism.

        We concur with PG&E that prompt implementation of the Routine True-Up Mechanism Advice Letters is critical to the rating agencies' determination of (1) the reliability and adequacy of debt service payments, and (2) how much overcollateralization and other credit enhancements will be required to obtain the highest credit ratings. Since it is important that the Bonds have the highest possible credit rating, the DRC adjustments proposed in Routine True-Up Mechanism Advice Letters will be implemented automatically as described previously. However, as described later in this Financing Order, parties will have notice and opportunity to protest these Advice Letters, and the Energy Division will review these Routine True-Up Advice Letters. Therefore, even though this Financing Order establishes a mechanism to implement revisions to the DRC automatically, all DRC-related Routine True-Up Mechanism Advice Letters will be subject to protest, review, correction, and refund to the extent allowed by Section 848.1(g).(55)

  B.    Summary of the ERBBA

        There are numerous costs and benefits associated with the Energy Recovery Bonds that will be flowed through to consumers of electricity via the Energy Recovery Bond Balancing Account (ERBBA). The specific costs and benefits that will be subject to the ERBBA are as follows:

  (1)
  The cost of federal income taxes and State franchise taxes.    This is the Fixed Recovery Tax Amount (FRTA) set forth in Section 848(e),

(55)
Any adjustments to the DRC, other than the correction of mathematical errors, will be implemented via the ERBBA.

    and includes all federal income taxes and State franchise taxes imposed in connection with the issuance of the Bonds and/or the establishment of the Regulatory Asset. Most of these taxes will be paid with (i) the proceeds from the second series of Bonds, and (ii) energy supplier refunds received between the issuance of the first and second series of Bonds. However, the federal income taxes and State franchise taxes that accrue on DRC revenues for the first series of Energy Recovery Bonds for the period of time prior to the issuance of the second series of Bonds will not be paid with the proceeds from the second series of Bonds or energy supplier refunds; these taxes will be recorded in the ERBBA and recovered via the ERBBA charge. In addition, to the extent the actual taxes accrued after the issuance of the second series of Bonds differs from the proceeds from the second series and the associated energy supplier refunds, the difference will be recorded in the ERBBA and recovered via the ERBBA charge.

  (2)
  Costs incurred if the Bond transaction is deemed presently taxable.    PG&E anticipates that federal income and State franchise taxes will accrue as DRC revenues are received, and PG&E/SPE will pay taxes accordingly. However, if taxes are deemed to be payable upon the issuance of the Bonds or the establishment of the Regulatory Asset, there will be costs for (i) the time-value of money during the period between payment of the taxes and the recovery of such taxes from consumers, and (ii) interest charged by the tax authorities on past-due taxes.

  (3)
  The cost of franchise fees assessed by the cities and counties.    The Bond Charges will be subject to franchise fees levied by cities and counties. These franchise fees will be recorded in, and recovered through, the ERBBA.

  (4)
  Carrying cost on the difference, if any, between the after-tax unamortized portion of the Regulatory Asset and the net proceeds from the first series of Energy Recovery Bonds.    This could be either a cost or benefit to consumers. To the extent there is any difference between the proceeds from the first series of Energy Recovery Bonds (less issuance expenses) and the actual after-tax unamortized portion of the Regulatory Asset at the time of issuance, that difference will be used to increase or decrease the proceeds needed from the second series of Energy Recovery Bonds.

    This amount will accrue interest at the short-term (commercial paper) rate in the ERBBA, and the interest will be charged or credited to consumers via the ERBBA.

  (5)
  The benefit of interest earnings on DRC revenues.    DRC revenues held by PG&E prior to their transfer to the Bond Trustee will earn interest at PG&E's short-term (balancing account) interest rate. This interest will be returned to consumers through the ERBBA.

  (6)
  The benefit of servicing fees paid to PG&E.    PG&E will service the Energy Recovery Bonds. That means that PG&E will bill consumers, collect the revenues, and remit the DRC revenues to the Bond Trustee. The Bond Trustee will pay PG&E for this service. To the extent PG&E's incremental costs to provide this service are less than the servicing fee revenue from the Bond Trustee, PG&E will return that excess revenue to consumers through the ERBBA.

  (7)
  The benefit of the interest and the Carrying Cost Credit on energy supplier refunds received between the issuance of the first and second series of Energy Recovery Bonds.    Energy supplier refunds received by PG&E during this period will be recorded in the ERBBA and used to reduce the second series of Energy Recovery Bonds issued. Prior to the issuance of the second series, these funds will earn interest at PG&E's short-term interest rate. The interest will be credited to consumers through the ERBBA. After the second series is issued, these energy supplier refunds will be treated as a reduction to PG&E's rate base. PG&E will credit to consumers an amount equal to PG&E's authorized rate of return, grossed up for taxes, on the unamortized sum of (1) the after-tax amount of these energy supplier refunds,(56) plus (2) the proceeds from the second series of Bonds. This benefit, which PG&E calls the "Carrying Cost Credit," will be flowed through to consumers via the ERBBA.

  (8)
  The benefit of any surplus funds held by the Bond Trustee.    The Bond Trustee will hold any overcollateralization revenues collected

(56)
It is necessary to use the after-tax portion of the refunds because the taxes due on these refunds are expected to be currently payable and, therefore, not available to provide a Carrying Cost Credit to ratepayers.

    via the DRC as a credit enhancement. After the Energy Recovery Bonds are repaid, the increase in value of PG&E's equity interest in the SPE related to the balance in the overcollateralization subaccount or any other subaccount maintained by the SPE will be returned to consumers via the ERBBA. The Bond Trustee will also hold the DRC revenues used to repay the Energy Recovery Bonds. To the extent the Bond Trustee earns interest in excess of its obligations under the financing agreements, that interest will be held in the reserve subaccount and used to reduce future DRC requirements. Upon repayment of the Energy Recovery Bonds, if a balance remains in the reserve subaccount, that balance will increase PG&E's equity in the SPE, which will be returned to consumers via the ERBBA.

  (9)
  The benefit of any energy supplier refunds received by PG&E after the issuance of the second series of Energy Recovery Bonds.    These energy supplier refunds will be credited to the ERBBA, earn short-term interest while in the ERBBA, and be refunded to consumers via the next annual adjustment to the ERBBA charge.

        PG&E shall file a separate advice letter at the same time as the first Issuance Advice Letter to establish an ERBBA tariff and the initial ERBBA charge. The ERBBA tariff shall be based on the pro forma tariff in Appendix C of A.04-07-032. This advice letter shall be processed in accordance with normal Commission procedures. Costs and revenues will be recorded monthly in the ERBBA. After the initial advice letter filing, the ERBBA charge will be adjusted annually in a proceeding designated by the Commission.(57) If no proceeding has been designated, PG&E shall file an annual advice letter in time to adjust the ERBBA charge on January 1st of the following calendar year.

(57)
PG&E proposed that the ERBBA charge be adjusted annually in a hypothetical "Electric Annual True-up Proceeding." (PG&E email submitted on September 14, 2004.) Section 3 of PG&E's pro forma ERBBA tariff in Appendix C of A.04-07-032 states that the disposition of the balance in the ERBBA "shall be determined in the Electric Annual True-up Proceeding, or any other proceeding as authorized by the Commission."

  C.    Termination of the RARAM

        The Regulatory Asset Revenue Adjustment Mechanism (RARAM) allows PG&E to track and recover the revenue requirement for the bankruptcy Regulatory Asset established by D.03-12-035. After the Regulatory Asset is refinanced with the proceeds from the first series of Energy Recovery Bonds, the RARAM will no longer be necessary. Therefore, once the first series of Bonds is issued, PG&E shall eliminate the RARAM and transfer any balances in the RARAM to the ERBBA for amortization in future ERBBA charges. The RARAM should be eliminated by the same advice letter that establishes the ERBBA and sets the initial ERBBA charge.

  D.    Customer Responsibility for Bond Charges

        As required by SB 772, Sections 848(d), 848(e), and 848.1(b), the DRC shall be nonbypassable and recovered from all existing and future consumers in PG&E's service territory as of December 19, 2003, except for the exemptions from the DRC provided for in Sections 848.1(b) and (c). This Financing Order adopts PG&E's unopposed request to require consumers to pay the ERBBA charge to the same extent they pay the DRC.(58) As required by D.04-02-062, the DRC and ERBBA charge (collectively, Bond Charges) will be set on an equal cents per kWh basis.(59) The Bond Charges will replace the surcharge for the Regulatory Asset that currently appears on consumers' bills.

        The precise effect that the Bond Charges will have on consumers' bills will not be known until both series of Energy Recovery Bonds are issued.

(58)
Consumers that are exempt from the DRC pursuant to SB 772 shall likewise be exempt from the ERBBA charge.

(59)
D.04-02-062, mimeo., pp. 3-4.

Appendix A of A.04-07-032 shows an illustrative DRC of $0.00336 per kWh for 2005, and an illustrative ERRBA charge of $0.00165 per kWh. The sum of these two surcharges, or $0.00501 per kWh, will displace the current Regulatory Asset charge of $0.00597 per kWh, yielding an illustrative overall bundled service reduction in 2005 of $0.00096 per kWh. For 2006, PG&E estimates that the sum of the Bond Charges will be equal to $0.00407 per kWh.

        Most direct access (DA) consumers will not see an overall reduction in their bills because the DA Cost Responsibility Surcharge (CRS) component, which will include the Bond Charges, is capped at $0.02700 per kWh.(60) In these cases, the rate reduction from the Energy Recovery Bonds is offset by an increase to DWR power charges. However, continuous DA, CARE DA, and medical DA consumers that are subject to SB 772 and who never purchased DWR power (because they stayed on DA) pay only the Competition Transition Charge and Regulatory Asset portions of the DA CRS. These continuous DA consumers will see a rate reduction due to the replacement of the Regulatory Asset by the Energy Recovery Bonds.

(60)
D.04-02-062, Attachment A: Rate Design Settlement Agreement, para. 8, p. 4. See also, D.03-07-030, mimeo., pp. 103-104. The 2.7-cent cap is subject to possible future adjustment, as deemed necessary to pay off the DA CRS undercollection within the time frame previously mandated by the Commission. (D.03-07-030, mimeo., pp. 103-104 and 106-107.) We note that because the DRC and ERBBA obligations are imposed on DA consumers while maintaining the existing overall cap of $0.027/kWh, there will likely be an increase in the overall undercollection of CRS from those consumers. Currently, bundled consumers are making up the shortfall, but will receive reimbursement in subsequent years, with interest. (D.03-07-030, mimeo., p. 24.) D.03-07-030 incorporated a process for periodic reevaluation of the adequacy of the $0.027 cap to pay off the DA CRS undercollection as part of the DWR revenue requirement redetermination.

  E.    Bill Presentation

        PG&E may combine all Bond Charges into a single line item on consumers' bills. In accordance with PG&E's proposal, the line item on consumers' bills shall be titled "Energy Cost Recovery Amount," and the back of consumers' bills shall have a definition of the "Energy Cost Recovery Amount" that states as follows:

  Energy Cost Recovery Amount: These charges are approved by the CPUC and authorized by California Public Utilities Code Section 848 et seq. The purpose of these charges is to pay the principal, interest, and other costs associated with Energy Recovery Bonds (Bonds) that were issued by a Special Purpose Entity (SPE). One of these charges is the Dedicated Rate Component (DRC), which is $0.00XXX per kWh. The right to receive DRC revenues has been transferred to the SPE and does not belong to PG&E. This right is called Recovery Property. PG&E collects the DRC on behalf of the SPE, which uses these funds to pay Bond principal, interest, and other Bond-related costs. The SPE transferred the net Bond proceeds to PG&E to purchase Recovery Property from PG&E. PG&E used the proceeds from the sale of Recovery Property to refinance its bankruptcy Regulatory Asset, which was established by the Commission to help finance PG&E's emergence from bankruptcy.

  F.    Revenue Accounting

        PG&E shall separate the revenues from the Bond Charges into three components for accounting purposes. The DRC revenue for each of the two series of Energy Recovery Bonds will be determined in accordance with Preliminary Statement Part I, Rate Summary, of PG&E's electric tariffs. The ERBBA revenue will be determined residually by subtracting the DRC revenues from the total billed "Energy Cost Recovery Amount."

  G.    Billing, Collecting, and Remitting the DRC

        As contemplated by SB 772,(61) PG&E will act as the servicer for the DRC. As servicer, PG&E will be responsible for reading customer meters and for billing and collecting the DRC. To the extent consumers of electricity in PG&E's historic service territory are billed by Electric Service Providers (ESPs), PG&E will bill these ESPs for the DRC, and the ESPs will be obligated to remit DRC revenues to PG&E.

        PG&E will remit estimated DRC revenues, on behalf of the SPE, to the Bond Trustee.(62) The Bond Trustee will be responsible for making principal and interest payments to Bond investors and paying other Bond-related costs. These other costs include deposits into an overcollateralization subaccount held by the Bond Trustee, servicing fees, Trustee fees, and other administrative costs. PG&E expects the administrative costs (excluding servicing fees) to be approximately $200,000 per year. The following diagram illustrates the servicing cash flows:

(61)
Sections 848.1(b), 848.1(g), and 848.2.

(62)
PG&E is not a servicer for the ERBBA charge, but collects that on its own behalf.

        As servicer, PG&E will keep DRC revenues until the funds are remitted to the Bond Trustee. The interest that accrues on DRC revenues between remittance dates will be credited to electric consumers via the ERBBA.

        The SPE will own legal title to the DRC revenues and PG&E will be legally obligated to remit all DRC revenues to the Bond Trustee. Because PG&E does not currently have a high credit rating, PG&E expects the rating agencies to require PG&E to remit the estimated DRC revenues to the Bond Trustee on a daily basis to avoid an adverse impact on the Energy Recovery Bond credit ratings. When all three of PG&E's short-term credit ratings rise to "A- 1," "P- 1" and "F- 1" (the minimum level set by the rating agencies for monthly remittances), PG&E expects to remit estimated DRC revenues to the Bond Trustee once a month.

        PG&E will prepare a monthly report for the Bond Trustee that shows the estimated DRC revenues by month over the life of the Energy Recovery Bonds. Estimated DRC collections will be based on historic customer payment patterns. Six months after each monthly billing period, PG&E will compare actual DRC revenues to the estimated DRC revenues that have been remitted to the Bond Trustee for that month during the intervening six-month period. The six-month lag between the first remittance of estimated DRC revenues and the final determination of actual DRC cash collections allows for the collection process to take its course and is consistent with PG&E's practice of waiting six months after the initial billing before writing off unpaid customer bills.

        The Bond Trustee (acting on behalf of the SPE) will have a legal right to only the amount of actual DRC cash collections. Variance (positive or negative) between the amounts previously remitted based on estimated collections and actual cash collections based on final write-offs will be netted against the following month's remittance to the Bond Trustee. Amounts collected that represent partial payments of a consumer's bill will be allocated between the Bond Trustee and PG&E based on the ratio of the billed amount for the DRC to the total billed amount. PG&E states that this allocation is an important bankruptcy consideration in determining the true-sale nature of the transaction.

        The Bond Trustee will hold all DRC collections received from PG&E in a collection account and distribute these funds to make scheduled principal and interest payments and to pay servicing fees and other ongoing expenses. PG&E anticipates that the collection account will have three subaccounts: (1) the equity subaccount to hold equity contributed by PG&E; (2) the overcollateralization subaccount to hold funds collected from the DRC over the life of the Energy Recovery Bonds to provide credit enhancements; and (3) the reserve subaccount to hold funds in excess of amounts necessary to pay debt service and Bond costs. However, the final account structure will not be determined until the Bond transaction is finalized and approved by the Commission's Financing Team.

        The Bond Trustee will invest all funds in investment grade short-term securities. Investment earnings will be retained in the collection account to pay debt service or other Bond costs. If funds, other than investment earnings from capital held in the equity subaccount, remain in the collection account after distributions are made, they will be credited to the reserve subaccount of the collection account. All reserve subaccount funds will be available to pay debt service or other Bond costs as they come due. At the time of the next scheduled true-up filing, the reserve subaccount balance will be used to offset the revenue requirement for the DRC true-up calculation. Investment earnings in the equity subaccount will be paid by the Bond Trustee to the SPE on the distribution date, except in the unlikely event that these funds are needed to pay Energy Recovery Bond principal, interest, and other Bond-related costs.

        We accept at face value PG&E's representation that in order to obtain the bankruptcy opinions, the Bond Trustee must pay a servicing fee to PG&E that is set at a level sufficient to induce another entity to take over the servicing function from PG&E should this become necessary. PG&E represents that annual servicing fees for utility asset backed securitization transactions range from 0.050 percent to 0.125 percent of the initial principal amount of the Bonds.(63) Therefore, we authorize PG&E to charge an annual servicing fee within this range as required by the rating agencies for the highest possible Bond credit ratings. PG&E shall credit to electric consumers the amount of this servicing fee in excess of any recorded incremental servicing costs.

        In the event that PG&E fails to perform its servicing functions satisfactorily, as set forth in the Servicing Agreement, or is required to discontinue its billing and collecting functions, an alternate servicer nominated by the Bond Trustee and approved by the Commission will replace PG&E. The fees paid to the new servicer shall be approved by the Commission. We accept PG&E's representation that the annual fees paid the new servicer would be in the range of 0.60 percent to 1.25 percent of the initial principal amount of the Bonds.(64)

        The credit quality and expertise in performing servicing functions will be important considerations when appointing an alternate servicer to ensure the credit ratings for the Energy Recovery Bonds are maintained. Therefore, we do

(63)
Based on a Bond principal amount of $3.0 billion, the servicing fee would be in the range of $1.5 million per year to $3.75 million per year.

(64)
Based on a total initial Bond principal amount of $3.0 billion, the servicing fee would be in the range of $18 million to $37.5 million per year.

not intend to appoint a new servicer without first determining that the appointment of the selected servicer will not cause the then-current rating of any then outstanding Energy Recovery Bonds to be withdrawn or downgraded. This will provide assurance to the credit rating agencies that the Bonds' rating will not be undermined in the future because of a third-party servicer.

        Although PG&E will act as servicer, it is possible that ESPs will bill and collect the DRC from some consumers. These ESPs should meet minimum billing and collection experience standards and creditworthiness criteria. Otherwise, the rating agencies might impose additional credit enhancement requirements or assign lower credit ratings to the Bonds. Therefore, ESPs that bill and collect the DRC will have to satisfy the creditworthiness and other requirements applicable to ESPs that meter and bill electric consumers as set forth in PG&E's Electric Rule 22.P., "Credit Requirements."

6.     Contested Issues

  A.    Use of Bond Proceeds

    i.    Position of the Parties

        PG&E states that it may use up to $154 million of Bond proceeds to fund capital expenditures. Modesto asserts that it is illegal for PG&E to impose Bond Charges on municipal departing load (MDL) consumers if PG&E uses Bond proceeds for capital expenditures.

    ii.    Discussion

        Decision 03-12-035, Ordering Paragraph 9, provides the following guidance for how PG&E should use the proceeds from the Bond transaction:

    [A]fter. ... exiting from Chapter 11, PG&E will seek as expeditiously as practical to refinance the unamortized portion of the Regulatory Asset and associated federal and state incomes and franchise taxes using a securitized financing supported by a dedicated rate component... PG&E will use the securitization proceeds to rebalance its capital structure to maintain the capital structure provided for under the Settlement Agreement. (Emphasis added.)

We do not interpret D.03-12-035 as prohibiting PG&E from using some of the proceeds to fund capital expenditures, as long as PG&E maintains the capital structure required by D.03-12-035. PG&E states that it will do so.(65) Moreover, the purpose of the Bonds is to refinance the unamortized portion of the Regulatory Asset and associated taxes. Therefore, even if PG&E uses some of the proceeds from the Bond transaction to fund capital expenditures, all of the Bonds are being issued to refinance the unamortized Regulatory Asset (and associated taxes). Hence, it is proper for all of the Bonds to be repaid from the statutory DRC and by those who are obligated to pay the DRC.(66)

        Refinancing the Regulatory Asset (and associated taxes) will result in a large cash inflow to PG&E. PG&E proposes to use this cash primarily to retire debt and equity, but it also to fund capital expenditures. PG&E might instead have used all of the proceeds to retire debt and equity; but then it would have had to fund these capital expenditures by issuing more debt and equity, thus incurring additional transaction costs. We see no point in requiring PG&E to do that. Accordingly, it is appropriate for PG&E to use some of the proceeds for capital expenditures (expected to be incurred in early 2006), as long as the capital structure provided for under the Settlement Agreement is maintained.

        Finally, we note that the Bonds will be repaid with DRC revenues. SB 772 requires all consumers in PG&E's service territory to pay the DRC, with certain

(65)
PG&E Supplement filed on September 8, 2004.

(66)
Sections 848(d), 848(g)(i), and 848.1(a).

exemptions.(67) The statute does not provide an exemption for MDL consumers in the event that PG&E uses some of the proceeds from the Bond transaction to fund capital expenditures. Therefore, the Legislature has already decided that MDL consumers can be required to pay the DRC, subject to certain exemptions set forth in SB 772, even if the some of the Bond proceeds are used to fund capital expenditures.

  B.    Timing of Energy Recovery Bonds

    i.    Position of the Parties

        TURN supports PG&E's application for authority to refinance its bankruptcy Regulatory Asset by issuing two series of Energy Recovery Bonds through a legally separate SPE. TURN hopes the Bonds will be issued quickly so that consumers can realize the Bond-related savings as soon as possible.

        ORA opposes PG&E's proposal to have the SPE issue two series of Bonds up to one year apart. ORA recommends that the Commission require the SPE to issue all of the Bonds at once or, alternatively, issue the second series no later than May 2005. ORA asserts that waiting one year to issue the second series would cost ratepayers as much as $100 million because (1) PG&E projects that interest rates will be higher in one year, and (2) the proceeds from the second series will not be available to provide a Carrying Cost Credit to ratepayers.

        ORA argues that delaying the issuance of the second series of Bonds is inconsistent with SB 772, which was passed as an emergency statute because any delay in issuing the Bonds would reduce ratepayer benefits.(68) SB 772 states in relevant part, "The amount of ratepayer savings will be reduced if the securitized

(67)
Sections 848(d), 848(e), and 848.1(a)-(d).

(68)
SB 772, § 11.

financing is delayed.(69)" SB 772 also states, "PG&E has agreed that, after emerging from bankruptcy, it will seek to implement, as expeditiously as practical, a securitized financing using a dedicated rate component to refinance the unamortized amount of the regulatory asset and associated taxes, provided several conditions are met.(70)" ORA reads SB 772 as requiring the SPE to issue all the Bonds as soon as practical, not when it is convenient for PG&E or the SPE.

        PG&E strongly opposes ORA's proposals. PG&E states that it has relied on the Commission's determination in D.03-12-035, Ordering Paragraph 9, that the SPE may issue two series of Bonds up to one year apart.

    ii.    Discussion

        We decline to adopt ORA's recommendations. We agree with PG&E that D.03-12-035 authorizes the SPE to issue two series of Energy Recovery Bonds up to one year apart. Ordering Paragraph 9 states, in relevant part, as follows:

    PG&E may [issue Energy Recovery Bonds] in up to two [series] up to one year apart.. .. The first [series] will be no less than the full unamortized balance of the Regulatory Asset. The second [series] will be for the associated federal and State income taxes and franchise taxes. (D.03-12-035, Ordering Paragraph 9.)

        In addition, Ordering Paragraph 11 of D.03-12-035 states:

    Upon PG&E's and PG&E Corporation's written consent to the conditions precedent in Ordering Paragraphs 9 and 10, the Commission authorizes the Executive Director to sign the Modified Settlement Agreement [that settles PG&E's bankruptcy proceeding] on behalf of the Commission.

(69)
SB 772, § 11(f).

(70)
SB 772, § 11(c), emphasis added.

        PG&E provided its written consent to Ordering Paragraphs 9 and 10, and the Executive Director thereafter signed the MSA on behalf of the Commission. The Commission is bound by the MSA and the Bankruptcy Court order approving the settlement, and the Commission cannot unilaterally alter the terms of the settlement.(71)

        We disagree with ORA that it is inconsistent with SB 772 to allow the SPE to issue the Bonds up to one year apart. The statute provides the Commission with express authority to authorize the SPE to issue one or more series of Energy Recovery Bonds on or before December 31, 2006.(72)

        Although we decline to adopt ORA's proposal, we agree with ORA that ratepayers could save millions of dollars if the SPE issues all the Energy Recovery Bonds by May 2005. PG&E does not dispute this assessment. Therefore, we expect the SPE to issue the second series of Bonds by May 31, 2005, in order to maximize the Carrying Cost Credit provided to ratepayers. If the second series is not issued by May 31, 2005, we will require PG&E to file and serve a compliance filing by June 10, 2005, that (i) explains in detail why it was necessary to delay the issuance of the second series of Bonds, (ii) states when the second series will be issued, and (iii) identifies the amount of Carrying Cost Credit forgone due to the delayed issuance of the second series of Bonds. Parties may file and serve comments on PG&E's compliance filing. Opening comments will be due on June 17, 2005, and reply comments on June 24, 2005.

(71)
D.03-12-035, mimeo., p. 26.

(72)
Section 848.1(e).

  C.    Energy Supplier Refunds

    i.    Position of the Parties

        PG&E proposes in A.04-07-032 that consumers benefit from energy supplier refunds by using the refunds to reduce the amount of the Energy Recovery Bonds issued or, if received after the Bonds are issued, to offset any Bond-related costs recorded in the ERBBA. Modesto claims, however, that PG&E does not propose any protections to ensure that energy supplier refunds will be flowed through to the appropriate beneficiaries. Thus, Modesto believes the financing order should include an ordering paragraph that requires PG&E to return to consumers the full value of any energy supplier refunds.

        PG&E agrees with Modesto that consumers should receive the full benefit of any energy supplier refunds. PG&E states that it has presented a detailed proposal for doing exactly that.

    ii.    Discussion

        This Financing Order adopts PG&E's detailed proposal for ensuring that consumers receive the full benefit of any energy supplier refunds. Consistent with Modesto's recommendation, this Financing Order contains ordering paragraphs that require PG&E to return the full value of all energy supplier refunds to consumers.

  D.    Public Notice and Comment on Bond-Related Advice Letters

    i.    Position of the Parties

        Modesto recommends that the public have an opportunity to review and comment on PG&E's Bond-related advice letters. With one exception, PG&E opposes Modesto's request, stating that the Commission must act swiftly on Bond-related advice letters to ensure that the Bonds receive the highest possible credit ratings. PG&E notes that it has proposed that it be allowed to file

Non-Routine True-Up Mechanism Advice Letters in the event that it is necessary to modify the cash flow model used to determine the DRC. These advice letters would be on a 90-day schedule. PG&E does not object to the public having an opportunity to comment on these advice letters, so long as the 90-day timeline is incorporated into the Financing Order.

    ii.    Discussion

        We agree with both parties. Elsewhere in this Financing Order, we adopt PG&E's proposal to automatically establish Recovery Property via Issuance Advice Letters and to implement and adjust the DRC via Issuance Advice Letters and True-Up Mechanism Advice Letters. As required by GO 96-A, PG&E shall serve a copy of these advice letters on any party that requests service. To satisfy Modesto's concern, these advice letters shall be subject to (1) post-filing review by the Energy Division, and (2) post-filing protests in accordance General Order 96-A, Section III.H. If the Energy Division finds mathematical errors in PG&E's advice letters, the Energy Division may prepare for the Commission's consideration a resolution that adjusts the DRC.(73) We place no time limits on the Energy Division's ability to find and correct mathematical errors. The Energy Division may also determine as a result of its own review of PG&E's advice letters, or after reviewing any protests, that it is necessary to adjust Bond-related costs or revenues. The Energy Division may seek to implement such adjustments via a proposed resolution. Any such adjustment shall comply with Section 848.1(g) and be implemented via the ERBBA.(74) We place no time limit the Energy Division's ability to propose such adjustments.

(73)
Once Recovery Property is established pursuant to an Issuance Advice Letter, it shall not be adjusted in response to protests to the Advice Letter because the existence of Recovery Property must be firmly established prior to the issuance of the associated Energy Recovery Bonds. Any errors or irregularities regarding the amount of established Recovery Property may be corrected through the DRC, the ERBBA charge, or other appropriate mechanism.

(74)
Section 848.1(g) limits the scope of the adjustments that the Commission can make to PG&E's Bond Charges.

        With respect to the Non-Routine True-Up Mechanism Advice Letters, the public will have an opportunity to review and protest these advice letters in accordance with standard Commission procedures. These Advice Letters shall become effective automatically after 90 days unless the Commission first issues a resolution that adopts, modifies, or rejects one of these Advice Letter.

  E.    Recovery of Bond Charges from New Municipal Load and BART

    i.    Position of the Parties

        Section 848.1(c) requires that:

    [T]he commission shall determine the extent to which [FRAs and FRTAs] are recoverable from new municipal load, consistent with the commission's determination in the limited rehearing granted in Decision 03-08-076. The determination of the commission shall be made on the earlier of the date it adopts a financing order or December 31, 2004." (Emphasis added.)

        TURN notes that the Commission is currently considering in Rulemaking (R.) 02-01-011 whether, and to what extent, the Cost Responsibility Surcharge (CRS) will apply to new municipal load. As TURN understands Section 848.1(c), the Commission's holding in R.02-01-011 will automatically apply to the DRC.

        Merced observes that Section 848.1(c) requires the Commission to resolve the issue of whether, and to what extent, the DRC applies to new municipal load by the earlier of December 31, 2004, or the date it issues a Financing Order in the instant proceeding. Merced states that because A.04-07-032 depends, in part, on the outcome of the CRS issue being addressed in R.02-01-011, the two proceedings have to be closely coordinated.

        Modesto argues that PG&E disregards Section 848.1(c) by requesting in A.04-07-032 that the Commission allow the SPE to issue Energy Recovery Bonds regardless of whether the Commission has made a final determination regarding the applicability of the DRC to new municipal load. Modesto recommends that PG&E's proposed Conclusion of Law 35 and Ordering Paragraph 37 be revised as follows to comply with Section 848.1(c):

    Conclusion of Law 35:    This Financing Order should be severable from and should not be impacted by the actions or inactions of the Commission or other bodies with respect to other matters; provided, however, that the Commission's determination of the extent to which the DRC charges and FRTAs shall be recoverable from new municipal load shall be final prior to the effective date of this Financing Order as provided Public Utilities Code Section 848.1(c).

    Ordering Paragraph 37:    The Commission intends that this Financing Order shall be severable from and shall not be impacted by the actions or inactions of the Commission or other bodies with respect to other matters; provided, however, that the Commission's determination of the extent to which the DRC charges and FRTAs shall be recoverable from new municipal load shall be final prior to the effective date of this Financing Order as provided Public Utilities Code Section 848.1(c).

        Modesto contends that if the Commission adopts a financing order that becomes effective before a Commission decision in R.02-01-011 regarding the limited rehearing granted in D.03-08-076, the financing order should clarify that no Bond Charges will accrue on new municipal load prior to the effective date of the Commission's decision in R.02-01-011.

        PG&E opposes Modesto's request to defer the effective date of the financing order until the Commission has issued a final decision in R.02-01-011 regarding whether, and to what extent, the CRS should apply to new municipal load. PG&E states that if it is determined that Bond Charges cannot be imposed on new municipal load until the Commission has issued a decision regarding the CRS in R.02-01-011, the Bond transaction can still move forward by setting the Bond Charges on new municipal load at zero until CRS-related issues are resolved in R.02-10-011.

        The San Francisco Bay Area Rapid Transit District (BART) submitted late-filed comments on the draft Financing Order in which BART argues that SB 1201, enacted in September 2004, exempts BART from the Bond Charges.(75)

    ii.    Discussion

        Section 848.1(c) directs the Commission to determine the extent to which FRAs and FRTAs are recoverable from new municipal load, "consistent with the [C]omission's determination of the limited rehearing granted in [D.03-08-076]." The Commission is addressing the limited rehearing in R.02-01-011. We interpret Section 848.1(c) as exempting new municipal load from Bond Charges to the same extent, if any, that it is determined in R.02-01-011 that new municipal load is exempt from the CRS. Thus, the application of Bond Charges to new municipal load should mirror the application of the CRS to new municipal load as decided by the Commission in R.02-01-011. In a companion decision issued today in R.02-01-011, we resolve the limited rehearing granted by D.03-08-076, and we address the question of the responsibility of new municipal load for portions of the CRS. The principles adopted there relative to new municipal load apply to responsibility of new municipal load under Section 848.1(c) for the Bond Charges adopted in this Financing Order.

(75)
SB 1201, 2004, Stats., ch. 613, was signed by the Governor on September 21, 2004, which was more than three months after SB 772 was signed. SB 1201 allows BART to receive power from local publicly owned electric utilities on the same terms as federal preference power authorized by Chapter 206 of the Statutes of 1998.

        In D.03-08-076, which is cited in Section 848.1(c), the Commission granted limited rehearing on the issue of whether, and to what extent, the CRS should apply to new municipal departing load. The Decision also determined that pending the outcome of the limited rehearing, the CRS would apply to all new municipal load. In addition, D.03-08-076 directed PG&E to implement a memorandum account to track the CRS applicable to new municipal load and made the tracked amounts subject to refund.(76) We conclude that it would be consistent with Section 848.1(c) to adopt a similar approach for the Bond Charges. Accordingly, pending the final outcome of the CRS issues in R.02-01-011, all new municipal load shall be responsible for paying the Bond Charges. PG&E shall implement a memorandum account to track the Bond Charges applicable to new municipal load. The tracked amounts shall be subject to true-up and recovery or refund. The disposition of the tracked amounts shall be decided in R.02-01-011 or a successor proceeding.

        Section 848.1(c) requires the Commission to determine the extent to which new municipal load is exempt from Bond Charges "on the earlier of the date it adopts a financing order or December 31, 2004." This Financing Order establishes that the principles adopted in the companion decision issued today in R.02-01-011 relative to the new municipal load apply to the responsibilities of new municipal load under Section 848.1(c) for the Bond Charges adopted in this Financing Order. Our actions today in R.02-01-011 and this Financing Order are sufficient to meet the deadline established by Section 848.1(c).

(76)
D.03-08-076, mimeo., pp. 1 , 18, and 32.

        In its late-filed comments on the draft Financing Order, BART raised a new issue, after the record was closed, regarding whether BART is exempt from the Bond Charges pursuant to SB 1201. We decline to address this issue here. There is no mention of the Energy Recovery Bonds or the Bond Charges in SB 1201, so it is not readily apparent whether, and to what extent, SB 1201 exempts BART from the Bond Charges. The only information we have concerning the applicability of SB 1201 to the Bond Charges is BART's late-filed comments on the draft Financing Order and PG&E's associated reply comments. We do not find these comments, which are unsupported by any record evidence, to be a sufficient basis for deciding whether, and to what extent, SB 1201 exempts BART from the Bond Charges. BART may raise this issue in Phase II of PG&E's GRC proceeding in A.04-06-024.

  F.    Recovery of Bond Charges from Departing Load

    i.    Position of the Parties

        PG&E proposes to calculate the Bond Charges paid by departing load (DL) consumers using an approach that is consistent with the method currently used to calculate the Rate Reduction Bond (RRB) charge for DL consumers. Under this approach, DL consumers will pay Bond Charges based on recorded pre-departure use or current actual use. If information regarding historic or current use is unavailable, PG&E proposes to determine use in accordance with the methods proposed by PG&E in several pending advice letters.(77)

(77)
For Customer Generation DL, see Advice Letter 2375-E. For Municipal DL, see Advice Letter 2433-E. For New Municipal DL, see Advice Letter 2483-E. These Advice Letters address the determination of the DL that will be subject to the bankruptcy Regulatory Asset.

        Modesto is concerned that PG&E's proposed methods for collecting Bond Charges from municipal DL consumers relies on advice letters that have not yet been approved by the Commission. Modesto submits that the Commission should not prejudge the outcome of these advice letters by adopting in this proceeding the methodologies proposed in the advice letters.

        PG&E states that if the necessary advice letters are not acted on by the time the Bond Charges go into effect, then the same approach currently in use for billing DL consumers for the RRBs should be used until that approach is superseded by Commission action on the advice letters.

        Modesto opposes PG&E's suggestion. Modesto proposes to recover the Bond Charges under the CRS cap of $0.027/kWh. According to Modesto, D.04-02-062 determined that the cost of PG&E's Regulatory Asset should be recovered under this overall cap.(78) Modesto argues that because the Energy Recovery Bonds refinance the Regulatory Asset, the Bond Charges should likewise be recovered under the cap.

    ii.    Discussion

        SB 772 provides that the Bond Charges may apply to all consumers in PG&E's service territory, except for those consumers that are exempt from the Bond Charges pursuant to SB 772.(79) Decision 04-02-062 provides guidance regarding the rate design for the recovery of Bond Charges from non-exempted DL consumers, including MDL consumers. In that Decision, the Commission held that the revenue requirement associated with the Regulatory Asset or a successor component such as the DRC will be allocated to consumers on an equal

(78)
D.04-02-062, p. 6 and pp. 14-15, Conclusions of Law 5 and 8.

(79)
Sections 848.1(b)-(d).

cents per kWh basis. However, the Commission in other decisions has granted certain exemptions from the cost responsibility for the Regulatory Asset. Based on this guidance, we conclude that the Bond Charges adopted by this Financing Order are applicable to all DL consumers except those that have been exempted from the Bond charges by the Commission or SB 772.

        Consistent with D.04-02-062, we conclude that the same method ultimately adopted by the Commission to determine the amount of DL that is subject to the Regulatory Asset charge shall also be used to determine the amount of DL that is subject to the Bond Charges. PG&E proposes to use the methods contained in pending advice letters for determining the amount of DL that is subject to the Regulatory Asset charge. We agree with Modesto that it is inappropriate to adopt these methods in this Financing Order, as doing so would prejudge the pending advice letters. Instead, once the Commission adopts procedures for determining the amount of DL that is subject to the Regulatory Asset charge, whether in response to PG&E's pending advice letters or in another proceeding, PG&E shall file an advice letter to apply the adopted procedure to Bond Charges. PG&E's advice letter shall comply with the notice and protest procedures set forth in GO 96-A, Section III.H.

        We decline to adopt PG&E's recommendation to adopt an interim methodology for determining the amount of DL subject to the Bond Charges. PG&E should establish a memorandum account to track the amount of Bond Charges applicable to DL consumers. The tracked amounts shall be subject to true-up and recovery. PG&E should flow through the appropriate tracked amounts to DL consumers after the Commission has adopted a procedure for determining the amount of DL that is subject to the Bond Charges. In addition, the tracked amounts should not be remitted to the SPE until they are actually billed and collected from DL consumers. If for any reason the DRC actually collected from DL consumers is subject to refund, those amounts should be held by PG&E and remitted to the SPE only after there is a final determination that such amounts are not subject to adjustment or refund.

        On an interim basis, we will place the recovery of Bond Charges from non-exempt DL consumers under the CRS cap of $0.027/kWh. The procedure and priority for recovering Bond Charges under the CRS cap shall mirror the recovery of the Regulatory Asset from non-exempt DL consumers under the cap as set forth in D.03-07-028 and D.04-02-062. Parties may raise this matter again in Phase II of PG&E's GRC in A.04-06-024 or other such proceeding as may be subsequently determined.

  G.    Rate Decrease for CARE and Residential Consumers

    i.    Position of the Parties

        Refinancing the Regulatory Asset with the Energy Recovery Bonds will reduce PG&E's revenue requirement, all else being equal. PG&E states that none of the reduced revenue requirement should be allocated to (1) the California Alternative Rates for Energy (CARE) program,(80) (2) medical baseline, and (3) residential Tier 1 and Tier 2 consumers.(81) Instead, PG&E recommends that the entire Bond-related reduction in PG&E's revenue requirement allocable to residential consumers be used to reduce residential Tier 3 and Tier 4 rates.

        PG&E opposes Bond-related reductions for CARE, medical baseline, and residential Tier 1 and Tier 2 consumers because these consumers did not pay higher overall rates for the Regulatory Asset. PG&E explains that a rate

(80)
The CARE program provides subsidized electric service to low income households.

(81)
Residential Tier 1 and Tier 2 rates encompass usage up to 130% of baseline.

component for the Regulatory Asset was incorporated into all consumers' rates. However, due to the constraints in Water Code Section 80110, overall rates for CARE, medical baseline, and Residential Tiers 1 and Tier 2 were not increased.(82) For these consumers, the generation rate component was decreased to offset exactly the Regulatory Asset component, so that overall rates for these consumers remained the same. The generation component in other consumers' bills was increased to make up for the reduction in generation revenues from CARE, medical baseline, and residential Tiers 1 and Tier 2. PG&E submits that because these consumers did not experience an overall increase for the Regulatory Asset, these consumers should not benefit from the refinancing of the Regulatory Asset.

        ORA opposes PG&E's proposal to exclude CARE, medical baseline, and residential Tier 1 and Tier 2 consumers from sharing in the benefits of the Energy Recovery Bonds. ORA argues that PG&E's proposal is not supported by SB 772, which states that the Commission cannot authorize PG&E to issue the Energy Recovery Bonds unless the Commission finds that consumers' rates will be reduced on a present value basis. ORA asserts that PG&E's proposal, if adopted, would result in more than half of PG&E's consumers not receiving any rate decrease from the Energy Recovery Bonds.

        ORA states that there are many subsidies and inequities in existing rates, and these issues are being addressed in PG&E's GRC. ORA posits that it is inappropriate to take one particular issue out of the GRC and attempt to address it here, as PG&E recommends.

(82)
Water Code Section 80110 prohibits increases in the total charges for residential usage up to 130 percent of baseline.

        ORA notes that there are other consumers besides CARE, medical baseline, and Residential Tiers 1 and 2 that have not borne the full brunt of excessive electricity costs incurred during the electricity crisis. These other consumers include direct access consumers, consumers that have added distributed generation or self generation facilities, and agricultural consumers. ORA observes that PG&E does not propose to preclude those consumers from receiving a share of the Bonds savings. In light of this, ORA believes that PG&E's proposal to deny CARE, medical baseline, and Tier 1 and 2 consumers their share of Bond savings is discriminatory and must be rejected.

    ii.    Discussion

        In this Financing Order, we are asked to address the narrow issue of whether the refinancing of the Regulatory Asset with the Energy Recovery Bonds should result in a rate reduction for CARE, medical baseline, and residential Tier 1 and Tier 2 consumers. To resolve this issue, we will rely on the same rate design adopted in D.04-02-062 for the Regulatory Asset. There, the Commission offset a rate increase for the Regulatory Asset with a rate decrease for generation, so that overall rates for CARE, medical baseline, and residential Tier 1 and Tier 2 consumers did not change. Using this approach, the Bond-related rate decrease for these consumers will be offset with an increase to generation, so that overall rates for these consumers do not change.(83) ORA may raise this issue again in Phase II of PG&E's GRC proceeding.

(83)
A.04-06-024. In D.04-02-062, the overall rate increase for the residential class was determined first, and that full amount was then applied exclusively to Tiers 3 and 4. Therefore, consistent with D.04-02-062, the full amount of the Bond-related decrease for the residential class will be applied exclusively to Tiers 3 and 4 (the same does not apply with respect to CARE and medical baseline usage).

7.     General Order 24-B

        General Order (GO) 24-B requires utilities to submit a monthly report to the Commission that contains, among other things, the following information: (1) the amount of debt issued by the utility during the previous month; (2) the total amount of debt outstanding at the end of the prior month; (3) the purposes for which the utility expended the proceeds from debt issued during the prior month; and (4) a monthly statement of the separate bank account that the utility is required to maintain for all receipts and disbursements of money obtained from the issuance of debt. We conclude that GO 24-B applies to the Energy Recovery Bonds, as there is no exemption from GO 24-B authorized by SB 772.

        In recent years the Commission has routinely authorized utilities to report on a quarterly basis the information required by GO 24-B in order to reduce the utilities' administrative and compliance costs.(84) Therefore, consistent with Commission practice, we will authorize PG&E, on behalf of the SPE, to report on a quarterly basis all information required by GO 24-B regarding the Energy Recovery Bonds. However, PG&E shall report this information on a monthly basis if directed to do so by Commission staff.

8.     Fees

        Whenever the Commission authorizes a utility to issue debt, the Commission is required to charge and collect a fee in accordance with Section 1904(b), which states, in relevant part, as follows:

    Section 1904(b):    For a certificate authorizing an issue of bonds...two dollars ($2) for each one thousand dollars ($1,000) of the face value of the authorized issue or fraction

(84)
See, for example, D.04-04-041, OP 5; D.04-01-009, OP 11; D.03-12-052, OP 6; D.03-12-004, OP 13; D.03-11-018, OP 13; and D.03-09-020, OP 6.

    thereof up to one million dollars ($1,000,000), one dollar ($1) for each one thousand dollars ($1,000) over one million dollars ($1,000,000) and up to ten million dollars ($10,000,000), and fifty cents ($0.50) for each one thousand dollars ($1,000) over ten million dollars ($10,000,000), with a minimum fee in any case of fifty dollars ($50). No fee need be paid on such portion of any such issue as may be used to guarantee, take over, refund, discharge, or retire any stock, bond, note or other evidence of indebtedness on which a fee has theretofore been paid to the commission. (Emphasis added.)

        We conclude that Section 1904(b) applies to the Energy Recovery Bonds, as there is nothing in SB 772 that exempts the Bonds from Section 1904(b). The following table shows the calculation of the fee required by Section 1904(b):

Step 1: Amount of Debt on which the Fee is Owed
Energy Recovery Bonds Authorized by this Order	$3,000,000,000
Less: Use of Bond Proceeds to Retire Long-Term Debt Authorized by D.02-11-030 and D.04-01-024(1)	$(1,600,000,000)
Less: Use of Bond Proceeds to Retire Common Stock Authorized by D.93-06-083(2)	$(1,175,000,000)
Net Debt Subject to Fee	$225,000,000
Step 2: Computation of Fee
Fee on First $1 Million	$2,000
Fee on $2 Million-$10 Million	$9,000
Fee on $10 Million to $225 Million	$107,500
Total Fee	$118,500
Note 1: PG&E paid the Section 1904(b) fee pursuant to D.02-11-030 and D.03-04-035.
Note 2: PG&E paid the Section 1904(b) fee pursuant to D.93-06-083.

        PG&E shall remit the required fee of $118,500 to the Commission's Fiscal Office no later than 10 days after all conditions for the issuance of the Bonds have been satisfied and, in any event, prior to the issuance of the Bonds. The SPE shall reimburse PG&E for this fee.

9.     California Environmental Quality Act

        Under the California Environmental Quality Act (CEQA) and Rule 17.1 of the Commission's Rules of Practice and Procedure (Rules), we must consider the environmental consequences of projects that are subject to our discretionary approval.(85) Thus, in deciding whether to approve A.04-07-032, we must consider if doing so will alter an approved project, result in new projects, change facility operations, etc., in ways that have an environmental impact.

        PG&E estimates that it may use approximately $154 million of the proceeds from the Energy Recovery Bond issued by the SPE to fund capital expenditures in 2006.(86) However, PG&E represents that it cannot identify the specific capital expenditures that will be financed with the Bond proceeds. PG&E also represents that issuance of the Bonds will not result, either directly or indirectly, in any new construction or changes in use of existing assets and facilities. PG&E states that to the extent that capital expenditures are financed with Bond proceeds, CEQA review will occur as needed when PG&E goes through the regulatory processes applicable to each capital project.(87)

        CEQA guidelines expressly recognize that the timing of the environmental review involves a balancing of competing factors, and that such review should occur as early as feasible in the planning process to enable environmental considerations to influence project design, yet late enough to provide meaningful

(85)
Pub. Resources Code, Section 21080.

(86)
PG&E Supplement filed on August 12, 2004, p. 5.

(87)
PG&E Supplement filed on August 27, 2004, pages 6-8.

information for environmental assessment.(88) We conclude that it is premature to conduct a CEQA review of the projects that may be funded with Bond proceeds. This is because it is not certain that the SPE will actually issue the Bonds or that PG&E will use the Bond proceeds to fund capital expenditures. Furthermore, PG&E is unable to provide basic details about the potential projects, such as the location, design, and engineering of the projects. Consequently, there is not sufficient information to conduct a meaningful environmental assessment at this time.

        This Financing Order does not authorize any capital expenditures or construction projects. PG&E shall not use Bond proceeds to begin construction of capital projects until PG&E has obtained the required approvals from the Commission, if any, including any required environmental review under CEQA.

10.   Irrevocable Financing Order

        This Financing Order is irrevocable to the extent set forth in Section 848.1(g). Pursuant to Section 848.1(g), the State of California through this Financing Order pledges and agrees with PG&E, owners of Recovery Property, and holders of the Energy Recovery Bonds, that the State shall neither limit nor alter the FRAs, any associated FRTAs, Recovery Property, financing orders, or any rights thereunder until the Bonds, together with the interest thereon, are fully paid and discharged, and any associated taxes have been satisfied or, in the alternative, have been refinanced through an additional issue of Energy Recovery Bonds. However nothing shall preclude the limitation or alteration if and when adequate provision shall be made by law for the protection of PG&E, owners, and holders. The Energy Recovery Bonds may include the State's pledge.

(88)
Code of Regs., Title 14, § 15004.

        As required by Section 848.1(g), the Commission shall adjust the FRAs and any associated FRTAs, as necessary, to ensure timely recovery of all Recovery Costs that are the subject of this Financing Order, and the costs of capital associated with the recovery, financing, or refinancing thereof, including servicing and retiring the Energy Recovery Bonds authorized by this Financing Order. When setting other rates or charges for PG&E, nothing in SB 772 shall prevent the Commission from taking into account either of the following:

  (1)
  The collection of FRAs in excess of the amount required to pay Recovery Costs financed or refinanced by the Energy Recovery Bonds.

  (2)
  The collection of FRTAs in excess of the amount required to pay federal income taxes and State franchise taxes associated with FRAs; provided that this would not result in a recharacterization of the tax, accounting, and other intended characteristics of the financing, including, but not limited to, either of the following: (A) Treating the Energy Recovery Bonds as debt of PG&E or its affiliates for federal income tax purposes, and (B) Treating the transfer of the Recovery Property by PG&E as a true sale for bankruptcy purposes.

11.   PG&E's Written Consent to Be Bound by the Financing Order

        In accordance with Section 848.1(f), this Financing Order shall become effective only after PG&E files its written consent to all the terms and conditions of this Financing Order. PG&E shall file and serve within 10 days from the date this Financing Order is mailed a written statement that provides notice of whether or not PG&E consents to all terms and conditions of this Financing Order. If PG&E declines to provide its consent, PG&E's written statement shall identify the specific terms and conditions it finds objectionable and explain why it does not consent to these terms and conditions.

12.   Category and Need for Hearings

        On August 10, 2004, the assigned Commissioner issued a scoping memo and ruling that determined the category for this proceeding is ratesetting. The ruling also determined that an evidentiary hearing did not appear to be necessary, but that an evidentiary hearing would be held if one were deemed necessary.(89) There are no contested factual issues in this proceeding, and there have been no requests for an evidentiary hearing. Based on the record of this proceeding, we find that there is no need for an evidentiary hearing.

13.   Comments on the Draft Financing Order

        The draft Financing Order of the Administrative Law Judge (ALJ) in this matter was mailed to the parties in accordance with Section 311(g)(1) and Rule 77.7. Comments and/or reply comments were filed by BART,(90) Merced, Modesto, ORA, PG&E, and TURN. These comments have been reflected, as appropriate, in the final Financing Order adopted by the Commission.

14.   Assignment of Proceeding

        Michael R. Peevey is the Assigned Commissioner and Timothy Kenney is the assigned ALJ in this proceeding.

15.   Rehearing and Judicial Review

        This Financing Order construes, applies, implements, and interprets the provisions of SB 772. Therefore, applications for rehearing and judicial review of this Financing Order are subject to Sections 1731 and 1769. These laws provide that any application for rehearing of this Financing Order must be filed within 10 days of the final Order. The Commission must issue its decision on any application for rehearing within 20 days of the filing for rehearing. Any court

(89)
In Resolution ALJ 176-3137, dated August 19, 2004, which was issued after the assigned Commissioner's scoping memo and ruling, the Commission preliminarily categorized this proceeding as ratesetting and preliminarily determined that an evidentiary hearing would not be necessary.

(90)
BART was granted leave to intervene in a ruling issued on November 9, 2004.

challenge must be made directly to the California Supreme Court and must be filed within 10 days after the Commission denies rehearing.

Findings of Fact

        1.     The $3.0 billion of Energy Recovery Bonds proposed by PG&E in A.04-07-032 possess all of the following characteristics required or authorized by D.03-12-035 and/or SB 772:

  i.
  The Bonds will be asset-backed securities, where the principal asset is the right to receive revenues from an irrevocable and nonbypassable DRC designed to provide timely and sufficient funds to pay for Bond principal, interest (including interest-rate swaps, if any), issuance costs, ongoing administrative costs, and any credit enhancements.

  ii.
  The proceeds of the Bonds will be used to (a) refinance the Regulatory Asset established by D.03-12-035, (b) finance federal income taxes and State franchise taxes associated with the unamortized portion of the Regulatory Asset, and (c) finance Bond issuance costs.

  iii.
  The Bonds may be issued in one or two series. If two series are issued, the first series will be issued in an aggregate principal amount equal to the sum of the expected unamortized after-tax portion of the Regulatory Asset, less the net after-tax amount of any energy supplier refunds expected to be received by PG&E prior to the date the first series is issued (and not yet credited against the Regulatory Asset pursuant to D. 03-12-035), plus the estimated cost of issuing the first series of Bonds. The second series of Bonds will be issued in an aggregate principal amount equal to the lesser of (a) the difference between $3.0 billion and the principal amount of the first series of Bonds, or (b) the sum of the expected amount of future federal income taxes and State franchise taxes associated with the DRC for each series of Bonds, minus the pre-tax amount of energy supplier refunds expected to be received by PG&E on or after the date on which the first series of Bonds is issued but before the date the second series of Bonds is issued, plus the estimated cost of issuing the second series of Bonds.

  iv.
  PG&E will not issue the Bonds. The Bonds will be issued by a bankruptcy remote SPE that is (a) formed and wholly owned by PG&E, and (b) separate from PG&E. The SPE will own the right to receive DRC revenues.

  v.
  Not including the cost of credit enhancements, a return on SPE equity, and certain other costs, issuing the Bonds will result in estimated savings for ratepayers of (a) between $447 million and $624 million on a NPV basis over the life of the Bonds assuming favorable tax treatment, or (b) between $25 million and $201 million on a NPV basis assuming unfavorable tax treatment.

  vi.
  The Bonds will not adversely affect the credit ratings of PG&E or its other debt.

  vii.
  The Bonds will be amortized on a level, mortgage style basis. The scheduled final maturity of the Bonds will be no earlier than October 1, 2012, and no later than April 1, 2013. The legal final maturity of the Bonds will be no later than April 1, 2015.

  viii.
  The Bonds will be issued pursuant to enacted legislation (i.e., SB 772) that is satisfactory to PG&E, TURN, and the Commission.

  x.
  The Bond proceeds will be used to rebalance PG&E's capital structure in a way that maintains the capital structure required by the MSA adopted by D.03-12-035.

        2.     It is likely that the actual savings that will ultimately be realized by ratepayers from the issuance of the Bonds will be in the upper end of the range of $27 million-$624 million of ratepayer savings estimated by this Financing Order.

        3.     Decision 03-12-035 requires that PG&E obtain, or determine that it does not a need, a private letter ruling from the IRS in which the IRS finds that neither the refinancing nor the issuance of the Bonds is a presently taxable event.

        4.     On June 8, 2004, PG&E submitted a request to the IRS for a private letter ruling. PG&E expects the IRS to respond in December 2004, but the IRS may not respond until after December 2004 or not at all.

        5.     The cost of the Energy Recovery Bonds authorized by this Financing Order might be reduced if PG&E is able to attract a broad range of investors by dividing each series of Bonds into several classes with different maturity dates.

        6.     PG&E proposes that the pre-tax amount of energy supplier refunds received after the second series of Bonds is issued be refunded to ratepayers via the ERRBA.

        7.     To enhance the credit quality of the Energy Recovery Bonds, PG&E requests that, in the event of a default by PG&E in transferring the DRC revenues to the SPE, the Commission, upon application by the Bond Trustee, order the sequestration and payment to the Bond Trustee for the benefit of the SPE of revenues arising with respect to Recovery Property.

        8.     PG&E requests authority for the SPE to provide credit enhancement for the Energy Recovery Bonds in the form of overcollateralization, which PG&E believes will be required by the credit rating agencies and to obtain favorable tax treatment for the Bonds.

        9.     PG&E proposes to cap total Bond issuance costs at $25 million, plus any costs associated with the Commission's Financing Team.

        10.   There is no opposition to PG&E's proposals identified in the four previous Findings of Fact.

        11.   PG&E represents that (i) an equity contribution (i.e., credit enhancement) of at least 0.50 percent of the initial principal amount is required in order to characterize asset-backed securities as debt for tax purposes, and (ii) the required amount of equity for tax purposes could increase before the Energy Recovery Bonds are issued.

        12.   Because Section 848.1(g) limits the Commission's authority to adjust, after-the-fact, any issuance costs that are unjust or unreasonable, it is important to review issuance costs before they are incurred.

        13.   PG&E requests authority to use Bond proceeds to (i) fund capital expenditures, and (ii) retire outstanding long-term debt and common equity.

        14.   There was no opposition to PG&E's proposal to recover the following costs via the DRC: credit enhancements, interest rate swaps, servicing fees, Bond Trustee fees, and other ongoing costs.

        15.   The True-Up Mechanism adopted by this Financing Order will allow PG&E to make timely adjustments to the DRC to account for variations in actual DRC revenues from those originally forecast.

        16.   There are numerous costs and benefits associated with the Energy Recovery Bonds that will be flowed through to ratepayers via the ERBBA adopted by this Financing Order. The specific costs and benefits that will be subject to the ERBBA are identified in the body of this Financing Order.

        17.   There is no opposition to PG&E's proposal to require all consumers to pay the ERBBA charge to the same extent they pay the DRC.

        18.   The RARAM allows PG&E to track and recover costs associated with the bankruptcy Regulatory Asset.

        19.   After the Regulatory Asset is refinanced with the proceeds from the first series of Energy Recovery Bonds, the RARAM will no longer be necessary.

        20.   The Energy Recovery Bonds qualify for an exemption from the Competitive Bidding Rule because (i) allowing the Bonds to be issued on a negotiated basis will minimize interest costs, and (ii) it is necessary for the Bonds to be issued on a negotiated basis because the Bond transaction will be complex and highly structured.

        21.   In its capacity as servicer, PG&E will be responsible for (i) reading customer meters, (ii) billing and collecting the DRC, and (iii) remitting the DRC revenues to the Bond Trustee.

        22.   It is reasonable for the Bond Trustee to pay a servicing fee to PG&E that is set at a level sufficient to induce another entity to take over the servicing function from PG&E should this become necessary.

        23.   The annual servicing fees charged by the sponsoring utilities for utility asset-backed bonds range from 0.050 percent to 0.125 percent of the initial principal amount. The annual servicing fees charged by third-party servicers range from 0.60 percent to 1.25 percent of the initial principal amount.

        24.   The credit quality and expertise in performing servicing functions will be important considerations when approving the appointment of an alternate servicer to ensure the credit ratings for the Energy Recovery Bonds are maintained.

        25.   It is possible that ESPs will bill and collect the DRC from some consumers.

        26.   If a third-party meters and bills for the DRC, PG&E needs access to information on kWh billing and usage by consumers to provide for proper reporting to the SPE and to perform its obligations as servicer.

        27.   If electric consumers fail to pay their utility bills in full, any shortfall in revenues must be allocated pro rata among the DRC, any FRTAs, and other charges to avoid PG&E favoring its own interests.

        28.   PG&E anticipates that the Bond Trustee's collection account will have at least three subaccounts: (i) the equity subaccount to hold equity contributed by PG&E; (ii) the overcollateralization subaccount to hold funds collected from the

DRC over the life of the Energy Recovery Bonds to provide credit enhancements; and (iii) the reserve subaccount to hold funds in excess of amounts necessary to pay debt service and Bond costs. The actual account structure will not be finalized until the Bond transaction structure is finalized, and will be subject to the approval of the Financing Team established by the Financing Order.

        29.   This Financing Order adopts procedures which ensure that all Consumers, as defined in Section 848(a), who are responsible for paying the Bond Charges will receive the full benefit of any energy supplier refunds.

        30.   The Commission is required by Section 848.1(c) to determine the extent to which Bond Charges are recoverable from new municipal load, consistent with the Commission's determination in the limited rehearing granted in D.03-08-076, and to make this determination on the earlier of the date it adopts this Financing Order or December 31, 2004.

        31.   In a companion decision issued today in R.02-01-011, the Commission resolves the limited rehearing granted by D.03-08-076 and addresses the question of the responsibility of new municipal load for portions of the CRS.

        32.   In D.04-02-062, the Commission offset a rate increase for the Regulatory Asset with a rate decrease for generation, so that overall rates for CARE, medical baseline, and residential Tier 1 and Tier 2 consumers did not change. The entire rate increase allocable to the residential class was assigned to Tiers 3 and 4.

        33.   In recent years the Commission has routinely authorized utilities to report on a quarterly basis the information required by GO 24-B in order to reduce the utilities' administrative and compliance costs.

        34.   PG&E estimates that it may use $154 million of Bond proceeds to fund capital expenditures in 2006. However, PG&E represents that it cannot identify the specific capital expenditures that will be financed with the Bond proceeds.

        35.   A.04-07-032 does not propose, and this Financing Order does not authorize, any new construction or changes in use of existing assets and facilities.

        36.   There are no contested factual issues in this proceeding, and there have been no requests for an evidentiary hearing.

Conclusions of Law

        1.     For purposes of Section 848(i), the bankruptcy Regulatory Asset established by D.03-12-035 has arisen and exists, and there are federal income taxes and State of California franchise taxes associated with the recovery of the unamortized balance of that Regulatory Asset. For the purposes of Section 848(i), the unamortized balance of the bankruptcy Regulatory Asset will continue to exist until the date on which Energy Recovery Bonds are issued to refinance the unamortized balance of that Regulatory Asset, notwithstanding additional proceedings, if any, relating to the Regulatory Asset.

        2.     For the purposes of Section 848(i), federal income taxes and State of California franchise taxes are associated with the recovery of the unamortized balance of that Regulatory Asset that was established by D.03-12-035, and this association will continue until the date Bonds are issued to finance these federal income taxes and California franchise taxes, not withstanding any additional proceedings relating to the Regulatory Asset.

        3.     Although the Bonds will be issued by the SPE, and not by PG&E, the SPE will be a wholly separate subsidiary of PG&E that will be established for the purpose of carrying out this Financing Order.

        4.     The Energy Recovery Bonds proposed by PG&E in A.04-07-032 satisfy all the conditions established by SB 772 and D.03-12-035, except for the condition in D.03-12-035 that PG&E obtain, or determine that it does not need, a private letter ruling from the IRS which states that issuing the Bonds and using the Bond proceeds to refinance the Regulatory Asset is not a presently taxable event.

        5.     Because issuance of the Energy Recovery Bonds will provide substantial benefits to PG&E's ratepayers, the SPE should be authorized to issue the Bonds if and when the final condition is satisfied.

        6.     If and when the IRS issues a private letter ruling, PG&E should file a copy of the ruling and provide a copy to the Commission's Financing Team no later than 5 days after the IRS issues its ruling:

        7.     PG&E should provide written notification to the Commission no later than 10 days before the first series of Bonds is issued regarding whether PG&E has determined if an IRS private letter ruling is needed. If PG&E determines that it does not need a private letter ruling as it continues to advocate for favorable tax treatment, this notification will satisfy the requirement that PG&E obtain, or determine that it does not need, a private letter ruling that states the Bond transaction is not a presently taxable event.

        8.     If PG&E determines that an IRS private letter ruling is not needed, it should be authorized to increase the amount of overcollateralization of the Bonds and the equity contributed to the SPE in order to strengthen the position that PG&E will take in its income tax returns that the Bond transaction is not a presently taxable event. The maximum amount of overcollateralization and equity contribution should each be no more than 1.5 percent of the initial Bond principal amount.

        9.     The Energy Recovery Bonds authorized by this Financing Order do not: (i) constitute a debt or liability of the State of California or any political subdivision thereof; (ii) constitute a pledge of the full faith and credit of the State or any political subdivision; or (iii) directly, indirectly, or contingently obligate the State or any political subdivision thereof to levy or to pledge any form of taxation to pay any obligations associated with the Energy Recovery Bonds or to make any appropriations for their payment.

        10.   All Energy Recovery Bonds should contain a legend to the following effect: "Neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of the principal of, or interest on, this bond."

        11.   The SPE should endeavor to issue the Bonds as soon as practical in order to maximize the Carrying Cost Credit provided to ratepayers.

        12.   If two series of Bonds are issued, the first series should be issued in December 2004, if possible, or as soon as possible thereafter. The second series should be issued within one year of the first series and no later than December 31, 2006. If the second series is not issued by May 31, 2005, PG&E should be required to file and serve a compliance filing by June 10, 2005, that (i) explains in detail why it was necessary to delay the issuance of the second series of Bonds beyond May 31, 2005, (ii) states when the second series will be issued, and (iii) identifies the amount of Carrying Cost Credit forgone due to the delayed issuance of the second series of Bonds. Comments and reply comments on PG&E's compliance filing should be filed and served on June 17 and June 24, 2005, respectively.

        13.   If appropriate, each series of Energy Recovery Bonds should be divided into several classes with different maturity dates, with the final number, type,

and size of Bond classes selected by the SPE to achieve the lowest average interest cost. The revenue requirement for the different classes for each series should sum to an annual amount that closely approximates what the SPE would pay if it issued only one class of Bonds that is amortized on a level, annual mortgage style basis over the life of the series.

        14.   The scheduled final maturity of each series of Bonds should be no earlier than October 1, 2012, and no later than April 1, 2013. The legal final maturity of each series of Bonds should be no later than April 1, 2015.

        15.   The Energy Recovery Bonds should have fixed or floating interest rates as determined at the time of issuance to provide the lowest all-in cost of Bonds. Any floating rate should be converted to a synthetic fixed rate with interest-rate swaps so ratepayers do not have any significant floating-rate risk. The interest costs recovered via the DRC should be based on the synthetic fixed rate so long as the interest-rate swap remains in effect.

        16.   Floating-rate Bonds should be issued only if the all-in cost of the Bonds, including the cost of creating a synthetic fixed rate, is less than what would be available for comparable maturities in the fixed-rate market.

        17.   Any interest rate-swaps should be subject to the conditions described in the body of this Financing Order.

        18.   Any energy supplier refunds received after the second series of Bonds is issued should be refunded to all Consumers, as defined in Section 848(a), responsible for paying the Bond Charges via the ERBBA or successor mechanism.

        19.   The Commission should have full access to the books and records of the SPE. PG&E should not make any profit from the SPE, except for an authorized return on PG&E's equity investment in the SPE.

        20.   PG&E should contribute equity to the separate SPE, as necessary, for tax purposes and to satisfy the conditions established by the credit rating agencies.

        21.   PG&E should sell the Recovery Property identified in an Issuance Advice Letter to the SPE identified in the advice letter. The SPE identified in the Issuance Advice Letter will constitute a Financing Entity for all purposes of SB 772.

        22.   Once Recovery Property is established pursuant to an Issuance Advice Letter, it should not be adjusted in response to protests to the Advice Letter. Any mathematical errors or other errors or irregularities regarding the amount of established Recovery Property should be corrected through the DRC, ERBBA charge, or other appropriate means.

        23.   The Energy Recovery Bonds should be secured by the Recovery Property, SPE equity held by the Bond Trustee, and other funds held by the Bond Trustee.

        24.   The SPE should transfer the Bond proceeds (net of issuance costs) to PG&E to purchase the Recovery Property. The SPE should pay the small remaining balance of the purchase price from its equity funds.

        25.   The following will occur or exist as a matter of law upon the sale by PG&E of Recovery Property to the SPE: (i) the SPE will have all of the rights originally held by PG&E with respect to the Recovery Property, including the right to exercise any and all rights and remedies to collect any amounts payable by any customer in respect of the Recovery Property notwithstanding any objection or direction to the contrary by PG&E; (ii) any payment by any customer to the SPE will discharge such customer's obligations in respect of the Recovery Property to the extent of such payment, notwithstanding any objection or direction to the contrary by PG&E; and (iii) PG&E will not be entitled to recover the DRC associated with the Recovery Property other than for the benefit of the SPE or of holders of the associated Energy Recovery Bonds in accordance with PG&E's duties as servicer with respect to such Bonds.

        26.   The SPE, as the owner of the Recovery Property, may pledge the Recovery Property as collateral to one or more indenture trustees to secure payments of principal, interest, administrative expenses, credit enhancements, interest rate swap agreements, and other amounts payable under one or more indentures pursuant to which Energy Recovery Bonds are issued. A separate and distinct statutory lien described in Section 848.3(g) shall exist on the Recovery Property then existing or thereafter arising that is described in an Issuance Advice Letter and shall secure all obligations, then existing or subsequently arising, to the holders of the Bonds described in such Issuance Advice Letter and the trustee for such holders. There shall be no statutory liens of the type described in Section 848.3(g) except as provided in this Conclusion of Law.

        27.   Any pledge like that described in the preceding Conclusion of Law should be identified and described in the Issuance Advice Letter.

        28.   To ensure that the SPE is legally separate and bankruptcy remote from PG&E, the SPE should be authorized to (i) include one or more independent members on its board of directors in the case of a corporation or a limited liability company, or an independent trustee in the case of a trust; (ii) have restrictions on its ability to declare bankruptcy or to engage in corporate reorganizations; and (iii) limit its activities to those related to the Energy Recovery Bonds.

        29.   In the event of a default by PG&E in transferring the DRC revenues to the SPE, the Commission may order the sequestration and payment to the Bond Trustee for the benefit of the SPE of revenues arising from the Recovery Property.

        30.   In the event of a default by PG&E in transferring the DRC revenues to the SPE, the following parties may petition the Commission to implement the remedy described in the previous Conclusion of Law: (i) the holders of the Energy Recovery Bonds and the trustees or representatives thereof as beneficiaries of any statutory or other lien permitted by the Public Utilities Code; (ii) the SPE or its assignees; and (iii) pledgees or transferees, including transferees under Section 848.4, of the Recovery Property.

        31.   The SPE should be authorized to provide credit enhancements for the Energy Recovery Bonds, but only if the credit enhancements are (i) required for tax purposes, and/or (ii) deemed necessary by the SPE for the reasons set forth in Conclusion of Law 8, and/or (iii) required by the rating agencies to receive the highest investment grade rating, and the all-in cost of the Bonds with the credit enhancements is less than without the credit enhancements.

        32.   Any revenue for credit enhancements that is collected as part of the DRC, in excess of total debt service and other Bond costs, should be the property of the SPE. After the Energy Recovery Bonds are repaid, the increase in value of PG&E's equity interest in the SPE should be returned to all Consumers, as defined in Section 848(a), responsible for paying the Bond Charges.

        33.   Total Bond issuance costs should be capped at $25 million, plus any costs associated with the Commission's Financing Team.

        34.   The costs of issuing the Energy Recovery Bonds, including, inter alia, underwriters' compensation, rating agency fees, Commission application fees, accounting fees, SEC registration fees, printing and marketing expenses, legal fees, trustee's fees, Commission Financing Team costs, and the administrative costs of forming the SPE, should be treated as Recovery Costs for purposes of Section 848(i).

        35.   When the SPE issues each series of Energy Recovery Bonds, the SPE should estimate the issuance costs. After all issuance costs are paid by the SPE,

any proceeds not used for issuance costs should be used to offset the revenue requirement in the next DRC true-up calculation.

        36.   PG&E should be authorized to use the proceeds from its sale of the Recovery Property to the SPE to fund capital expenditures and to retire outstanding long-term debt and common equity, subject to the condition that the percentage of common equity in PG&E's capital structure must comply with the MSA adopted by D.03-12-035.

        37.   The issuance of the Energy Recovery Bonds should be exempted from the Competitive Bidding Rule set forth in Resolution F-616.

        38.   To ensure that PG&E and the SPE structure the Bond transaction for each series of Bonds in a reasonable manner, the Bond transaction for each series of Bonds should be reviewed and approved by a Financing Team consisting of the Commission's General Counsel, the Director of the Energy Division, other Commission staff, outside bond counsel, and any other outside experts deemed necessary by the Financing Team.

        39.   The composition and responsibilities of the Commission's Financing Team established by this Financing Order are consistent with the authority set forth in Decisions 02-11-030, 03-04-035, 03-09-020 and 04-01-024.

        40.   PG&E should be authorized pursuant to SB 772 to bill and collect a DRC that is designed to recover the following: (i) Bond principal and interest; (ii) approved Bond issuance costs not funded with Bond proceeds; (iii) the cost of Bond-related interest rate swaps; (iv) overcollateralization and other credit enhancements; (v) servicing fees; (vi) Bond Trustee fees; (vii) other Bond-related administrative costs; and (viii) replenishment of SPE equity that is used to pay for any of the previous Items.

        41.   PG&E should establish a separate DRC for each of the two Bond series.

        42.   The DRC revenues for each series of Bonds should be transferred to the Bond Trustee for the benefit of the SPE. The Bond Trustee should use the DRC revenues only for the purposes identified in Conclusion of Law 40.

        43.   To implement the DRC for each series of Energy Recovery Bonds, PG&E should file an Issuance Advice Letter no later than four days after each series is priced. The Issuance Advice Letter should be effective upon filing and based on the pro forma example contained in Appendix D of A.04-07-032.

        44.   The Issuance Advice Letter for each Bond series should use the cash flow model described in Appendix A of A.04-07-032, applied to that series of Energy Recovery Bonds, along with the most recent PG&E sales forecast, to develop the initial DRC and associated FRTAs for that series of Energy Recovery Bonds.

        45.   The DRC established by each Issuance Advice Letter should be effective automatically 10 days after the Advice Letter is filed or a later date if requested by PG&E, but no more than 60 days after the issuance of the associated Bonds. Once established, the DRC will constitute FRAs subject to Section 848.1(g).

        46.   No later than 10 days after this Financing Order is mailed, PG&E should file a DRC tariff based on the pro forma example in Appendix C of A.04-05-041. The DRC tariff should be effective simultaneously with the effective date of the DRC specified in the first Issuance Advice Letter.

        47.   Each Issuance Advice Letter should identify the "Recovery Property," as that term is defined by Section 848.1(j), that is subject to the Advice Letter.

        48.   Upon the effective date of each Issuance Advice Letter, all of the Recovery Property identified in the Advice Letter will constitute a current property right and will thereafter continuously exist as property for all purposes.

        49.   The owners of Recovery Property will be entitled to recover DRC revenues in the aggregate amount equal to the principal amount of the associated series of

Energy Recovery Bonds, all interest thereon, any credit enhancements, and all related fees and costs in respect of the scheduled payment of the associated series of Energy Recovery Bonds, as well as other amounts payable under any interest rate swap agreement or the indenture pursuant to which the associated series of Energy Recovery Bonds is issued.

        50.   Sections 848.1(g) and 848.1(i) require the Commission to adjust the DRC at least annually, and more often if necessary, to ensure timely recovery of the amounts identified in the preceding Conclusion of Law.

        51.   Any default under the documents relating to the Energy Recovery Bonds will entitle the holders of Energy Recovery Bonds, or the trustees or representatives for such holders, to exercise the rights or remedies such holders or such trustees or representatives therefore may have pursuant to any statutory or other lien on the Recovery Property.

        52.   The True-up Mechanism and associated advice letters described in the body of this Financing Order should be adopted. This mechanism will adjust the DRC annually, and quarterly if necessary, to ensure that the DRC provides sufficient revenues to pay in a timely manner all the amounts identified in Conclusion of Law 40.

        53.   The adjustments to the DRC in annual and quarterly "Routine True-Up Mechanism Advice Letters" should go into effect automatically the later of (i) 15 days after the advice letter is filed, or (ii) the first day of first calendar quarter after the advice letter is filed. These advice letters should be based on the pro forma example contained in Appendix E of A.04-07-032, modified as described in the body of this Financing Order.

        54.   The True-Up Mechanism Advice Letters should calculate a revised DRC using (i) the cash flow model in Appendix A of A.04-07-032, modified as described in the body of this Financing Order, and (ii) the adjustments to the cash flow model listed in the body of this Financing Order.

        55.   PG&E should be allowed to file Non-Routine True-Up Mechanism Advice Letters to revise the cash flow model in Appendix A of A.04-07-032, as modified in the body of this Financing Order, to meet scheduled payments of Bond principal, interest, and related costs. Absent a Commission resolution modifying or rejecting proposed changes to the cash flow model, PG&E or a successor servicer may implement DRC adjustments proposed in a Non-Routine True-Up Mechanism Advice Letter on the first day of the next calendar quarter following the submittal of the Advice Letter.

        56.   With the modifications identified in Conclusions of Law 55, 81, 83, 90, 91, 92, 93, 94, 94, 95, 100, and 100, PG&E's proposed mechanisms for establishing and adjusting the DRC are reasonable, including the pro forma Issuance Advice Letters, True-Up Mechanism Advice Letters, and tariffs in Appendix C of A.04-07-032.

        57.   PG&E should establish the ERBBA to flow through to its ratepayers the Bond-related costs and benefits enumerated in the body of this Financing Order.

        58.   PG&E should file a separate advice letter at the same time as the first Issuance Advice Letter to establish the ERBBA tariff and ERBBA charge. The ERBBA tariff should be based on the pro forma tariff in Appendix C of A.04-07-032.

        59.   The ERBBA should operate in the manner described in this Financing Order. After the initial ERBBA advice letter filing, the ERBBA charge should be adjusted annually in a proceeding designated by the Commission. If no proceeding has been designated, PG&E should file an annual advice letter in time to adjust the ERBBA charge on January 1st of the following calendar year.

        60.   Once the first series of Bonds is issued, PG&E should eliminate the RARAM and transfer any balances in the RARAM to the ERBBA for amortization in future ERBBA charges. The RARAM and any associated charge should be eliminated by the same advice letter that establishes the ERBBA.

        61.   The DRC and ERBBA charge (collectively, the Bond Charges) should be (i) nonbypassable, (ii) set on an equal cents per kWh basis, except to the extent limited by caps imposed on rates and charges for certain customer classes, and (iii) recovered from all existing and future consumers in PG&E's service territory as of December 19, 2003, except for those consumers and types of load that are exempt from the Bond Charges pursuant to Section 848.1(b) and (c).

        62.   PG&E should be authorized to combine all Bond Charges into a single line item on ratepayers' bills titled "Energy Cost Recovery Amount." The back of ratepayers' bills should provide a definition of the "Energy Cost Recovery Amount" as set forth in the body of this Financing Order.

        63.   PG&E and the SPE should account for Bond Charges in the manner described in the body of this Financing Order.

        64.   PG&E should act as the servicer for DRC on behalf of the SPE, and PG&E should collect the ERBBA charge on its own behalf.

        65.   To the extent consumers of electricity in PG&E's historic service territory are billed by other entities, PG&E should request these other entities to bill for the Bond Charges and to remit the Bond Charge revenues to PG&E on behalf of such consumers.

        66.   ESPs that bill and collect the DRC from PG&E's ratepayers should satisfy the requirements set forth in PG&E's Electric Rule 22.P., "Credit Requirements."

        67.   PG&E will be legally obligated to remit DRC revenues, on behalf of the SPE, to the Bond Trustee. PG&E should remit the DRC revenues in accordance with the procedures described in the body of this Financing Order and the following two Conclusions of Law.

        68.   Amounts collected by PG&E that represent partial payments of a customer's bill should be allocated between the Bond Trustee and PG&E based on the ratio of the amount of the DRC billed to the total billed amount.

        69.   PG&E, as servicer, is obligated to forward to the Bond Trustee (on behalf of the SPE) only DRC collection amounts which PG&E projects that it has actually collected. The Bond Trustee (acting on behalf of the SPE) will have a legal right to only the amount of actual DRC cash collections.

        70.   The Bond Trustee should hold all DRC collections received from PG&E in a collection account. The Bond Trustee should use the funds held in the collection account to pay the following on a timely basis: (i) Bond principal and interest; (ii) amounts due under interest-rate swap agreements; (iii) costs for credit enhancements; (iv) servicing fees; (v) Bond Trustee fees; and (vi) other administrative costs.

        71.   The Bond Trustee should invest all funds in investment grade short-term securities. Investment earnings should be retained in the collection account to pay debt service or other Bond costs.

        72.   If funds, other than investment earnings from capital held in the equity subaccount, remain in the collection account after distributions are made, they should be credited to the reserve subaccount. All reserve subaccount funds should be available to pay debt service or other Bond costs. At the time of the next scheduled DRC true-up filing, the reserve subaccount balance should be used to offset the revenue requirement for the DRC.

        73.   Investment earnings in the equity subaccount should be paid by the Bond Trustee to the SPE, except in the unlikely event that these funds are needed to pay Energy Recovery Bond principal, interest, and other Bond-related costs.

        74.   PG&E should be authorized to charge an annual servicing fee within the range of 0.050 percent to 0.125 percent of the initial Bond principal amount as required by the rating agencies for the highest possible Bond credit ratings. PG&E should credit electric ratepayers the amount of this servicing fee in excess of any recorded incremental servicing costs.

        75.   PG&E should not resign as servicer without prior Commission approval.

        76.   If PG&E fails to perform its servicing functions satisfactorily, as set forth in the Servicing Agreement, or is required to discontinue its billing and collecting functions, an alternate servicer nominated by the Bond Trustee and approved by the Commission should replace PG&E. The new servicer should bill and collect only the DRC. The fees paid to the new servicer should be approved by the Commission and should be within the range of 0.60 percent to 1.25 percent of the initial principal amount for the Energy Recovery Bonds.

        77.   Before approving a third-party servicer, the Commission should determine that the appointment will not cause the then-current rating of any then outstanding Energy Recovery Bonds to be withdrawn or downgraded.

        78.   SB 772 does not provide an exemption from the DRC in the event that PG&E uses some of the Bond proceeds to pay for capital expenditures.

        79.   For the reason set forth in the previous Conclusion of Law, it is not illegal for MDL consumers to pay the full amount of their DRC liability in the event PG&E uses some of the Bond proceeds to fund capital expenditures.

        80.   PG&E should serve a copy of the advice letters authorized by this Financing Order on any party that requests service.

        81.   The DRC established pursuant to the Issuance Advice Letters and True-up Mechanism Advice Letters should be subject to (i) post-filing review by the Commission's Energy Division, and (ii) post-filing protests in accordance GO 96-A, Section III.H. If the Energy Division finds mathematical errors in these advice letters, the Energy Division should prepare for the Commission's consideration a resolution that corrects the DRC. There should be no time limit on the Energy Division's ability to find and correct errors.

        82.   Pursuant to Section 848.1(c), Bond Charges should apply to new municipal departing load to the same extent it is determined in R.02-01-011 that the CRS applies to new municipal load.

        83.   PG&E should implement a memorandum account to track the Bond Charges applicable to Section 848.1(c) new municipal load, consistent with the Commission's decision today in R.02-01-011. The tracked amounts should be subject to true-up and recovery. The disposition of the tracked amounts should be decided in R.02-01-011 or a successor proceeding. PG&E should not remit the tracked amounts to the SPE until the amounts are billed, collected, and no longer subject to true-up or adjustment.

        84.   PG&E should file an advice letter to conform the Bond Charges to the CRS with respect to new municipal load. This advice letter should be filed in accordance with the procedures and timetable for implementation of the MDL CRS specified in R.02-01-011.

        85.   Section 848.1(c) requires the Commission to determine the extent to which new municipal load is exempt from Bond Charges "on the earlier of the date it adopts a financing order or December 31, 2004." This requirement is satisfied with today's issuance of a companion decision in R.02-01-011 that resolves the limited rehearing granted by D.03-08-076 and addresses the question of the responsibility that the new municipal load identified in Section 848.1(c) has for portions of the CRS.

        86.   The principles adopted in the companion decision issued today in R.02-01-011 should apply to the responsibilities of new municipal load under Section 848.1(c) for the Bond Charges adopted in this Financing Order.

        87.   SB 1201 does not explicitly exempt BART from the Bond Charges.

        88.   BART's late-filed comments on the draft Financing Order (and PG&E's associated reply comments), unsupported by any record evidence, are not a sufficient basis for deciding whether, and to what extent, SB 1201 exempts BART from the Bond Charges. BART should be allowed to raise this issue in Phase II of PG&E's GRC proceeding in A.04-06-024.

        89.   Decision 04-02-062 requires the Regulatory Asset charge and its successor, which is the DRC and the ERBBA charge taken together, to be allocated to consumers on an equal cents per kWh basis. The only exception is certain "customer generation departing load," which is not required by D.04-02-062 to bear any cost responsibility for the Regulatory Asset charge and its successor.

        90.   Based on the guidance provided by D.04-02-062, Bond Charges should apply to all DL except certain customer generation DL and any other exemptions provided for in SB 772. Except to the extent limited by caps presently imposed on rates and charges for certain consumer classes, the Bond Charges should be imposed on all non-exempt consumers on an equal cents per kWh basis.

        91.   The method ultimately adopted by the Commission to determine the amount of DL that is subject to the Regulatory Asset charge should also be used to determine the amount of DL that is subject to Bond Charges.

        92.   The procedures proposed in PG&E's pending advice letters for determining the amount of DL that is subject to the Regulatory Asset charge should not be used to determine the amount of DL that is subject to Bond Charges unless and until these procedures are adopted by Commission.

        93.   Once the Commission adopts procedures for determining the amount of DL that is subject to the Regulatory Asset charge, whether in response to PG&E's pending advice letters or in another proceeding, PG&E should file an advice letter to apply the adopted procedures to Bond Charges.

        94.   Consistent with SB 772 and the decision today in R.02-01-011, PG&E should establish a memorandum account to track the amount of DL subject to Bond Charges. The tracked amounts should be subject to true-up and recovery. PG&E should recover the tracked amounts from DL consumers after the Commission has adopted a method for determining the amount of DL that is subject to the Bond Charges.

        95.   If for any reason the DRC actually collected from DL consumers is subject to refund, those amounts should be held by PG&E and remitted to the SPE only after there is a final determination that such amounts are not subject to adjustment or refund.

        96.   The recovery of Bond Charges from non-exempted DL consumers should be subject to the CRS cap of $0.027/kWh on an interim basis. The procedure and priority for recovering Bond Charges under the CRS cap should mirror the recovery of the Regulatory Asset from non-exempted DL consumers under the cap as set forth in D.03-07-028 and D.04-02-062. Parties should be allowed to raise this matter again in Phase II of PG&E's GRC in A.04-06-024 or other such proceeding as may be subsequently determined.

        97.   The rate design for the Regulatory Asset adopted by D.04-02-062 provides a reasonable basis for deciding whether, and to what extent, CARE, medical baseline, and residential Tier 1 and Tier 2 consumers should receive the same Bond-related rate reduction as other consumers.

        98.   Consistent with D.04-02-062, the Bond-related rate decrease for CARE, medical baseline, and residential Tier 1 and Tier 2 consumers should be offset with a rate increase for generation, so that overall rates for these consumers remain the same. The additional revenues received from the rate increase for the generation rate component for residential Tiers 1 and 2 should be applied to reduce generation rates for residential Tiers 3 and 4.

        99.   ORA should be allowed to raise in Phase II of PG&E's current GRC the issue addressed in the two previous Conclusions of Law. There, the Commission may reach a different outcome than the one reached in this Financing Order.

        100.   Except for mathematical errors in calculating the DRC, adopted adjustments to Bond-related costs and revenues should (i) not affect the DRC, and (ii) be recorded in the ERBBA and flowed through to electric ratepayers in the same manner as all other costs and revenues recorded in the ERBBA.

        101.   Although the Bonds will be issued by the SPE, and not by PG&E, the SPE will be a wholly-owned finance subsidiary of PG&E established for the purpose of carrying out this Financing Order of the Commission.

        102.   GO 24-B applies to the Energy Recovery Bonds.

        103.   PG&E should be authorized to report quarterly, on behalf of the SPE, all information required by GO 24-B regarding the Energy Recovery Bonds. However, PG&E should report this information on a monthly basis if directed to do so by Commission staff.

        104.   PG&E should remit to the Commission's Fiscal Office the required Section 1904(b) fee of $118,500. The SPE should reimburse PG&E for this fee as a cost of issuing the Bonds.

        105.   The Commission is required by CEQA and Rule 17.1 to consider the environmental consequences of projects that are subject to its discretionary approval. Thus, in deciding whether to approve A.04-07-032, the Commission must consider if doing so will alter an approved project, result in new projects, change facility operations, etc., in ways that have an environmental impact.

        106.   The CEQA guidelines recognize that the timing of the environmental review involves a balancing of competing factors, and that such review should occur as early as feasible in the planning process to enable environmental considerations to influence project design, yet late enough to provide meaningful information for environmental assessment.

        107.   There is insufficient information at this time to conduct a meaningful CEQA review. This is because PG&E represents that it cannot provide any of the basic details of the projects that may be funded with Bond proceeds, such as the location, design, and engineering of the projects.

        108.   PG&E should not use Bond proceeds to fund capital projects until PG&E has obtained any required Commission approvals for the projects, including any required environmental review under CEQA.

        109.   Notwithstanding Section 1708 or any other provision of law, any requirement under Division 1, Part 1, Chapter 4, Article 5.6 of the Public Utilities Code or this Financing Order that the Commission take action with respect to the subject matter of this Financing Order is binding on the Commission, as it may be constituted from time to time, and any successor agency exercising functions similar to the Commission, and the Commission will have no authority to rescind, alter or amend that requirement in this Financing Order.

        110.   This Financing Order is irrevocable to the extent specified in Section 848.1(g).

        111.   This Financing Order may be supplemented upon the Commission's own motion or a petition by a party to this proceeding, so long as such supplements are not inconsistent with the terms and provisions herein.

        112.   SB 772 and this Financing Order do not prevent the Commission from considering the following when setting rates and charges for PG&E: (i) The collection of FRAs in excess of amounts needed to pay Recovery Costs financed or refinanced by the Energy Recovery Bonds; and (ii) the collection of FRTAs in excess of amounts needed to pay federal income taxes and State franchise taxes associated with FRAs; provided that this would not result in a recharacterization of the tax, accounting, and other intended characteristics of the financing, including, but not limited to, either of the following: (A) Treating the recovery bonds as debt of PG&E or its affiliates for federal income tax purposes, and (B) Treating the transfer of the Recovery Property by PG&E as a true sale for bankruptcy purposes.

        113.   PG&E should be allowed to set its electric rates and charges, other than the DRC and FRTAs, at levels designed to allow PG&E to recover franchise fees associated with the DRC and FRTAs, and PG&E should pay such franchise fees.

        114.   PG&E should maintain records, on behalf of the SPE and pursuant to Section 824 and GO 24-B, that (i) identify the specific Energy Recovery Bonds issued pursuant to this Financing Order, and (ii) demonstrate that the Bond proceeds and the proceeds from the sale of Recovery Property have been used only for the purposes authorized by this Financing Order.

        115.   Pursuant to Section 848.1(f), this Financing Order will become effective in accordance with its terms only after PG&E provides the Commission with PG&E's written consent to all the terms and conditions of this Financing Order.

        116.   There is no need for an evidentiary hearing in this proceeding.

        117.   This Financing Order complies with the provisions of Article 5.6 of the Public Utilities Code that was enacted by SB 772.

        118.   This authority granted by this Financing Order to issue Energy Recovery Bonds should be severable from, and not impacted by, the actions or inactions of the Commission or other bodies with respect to the Commission's determination of the extent to which the DRC and other Bond Charges shall be recoverable from any particular group, class, or type of Consumers.

        119.   This Financing Order construes, applies, implements, and interprets the provisions of SB 772. Therefore, applications for rehearing and judicial review of this Financing Order are subject to Sections 1731 and 1769. These laws provide that any application for rehearing of this Financing Order must be filed within 10 days of the final Order. The Commission must issue its decision on any application for rehearing within 20 days of the filing for rehearing. Any court challenge must be made directly to the California Supreme Court and must be filed within 10 days after the Commission denies rehearing.

        120.   The following order should be effective immediately in order to comply with statutory deadlines mandated by SB 772.

FINANCING ORDER

        IT IS ORDERED that:

        1.     Pacific Gas and Electric Company (PG&E) is granted authority pursuant to Chapter 4, Article 5.6 of the Public Utilities Code, subject to the terms and conditions in this Financing Order, to do the following:

  i.
  Arrange for the issuance of Recovery Bonds (referred to herein as Energy Recovery Bonds) as defined by Section 848(g). The total principal amount of the Energy Recovery Bonds (Bonds) shall not exceed $3.0 billion.

  ii.
  Arrange for the issuance of the Bonds through a Financing Entity as that term is defined by Section 848(b). The Financing Entity shall be a Special Purpose Entity (SPE) that is formed and wholly owned by PG&E.

  iii.
  Arrange for the Bond proceeds to be used to recover, finance, or refinance Recovery Costs as that term is defined by Section 848(i).

  iv.
  Arrange for the Recovery, via nonbypassable rates and charges, of the following: (i) Fixed Recovery Amounts (FRAs) as that term is defined by Section 848(d), and (ii) Fixed Recovery Tax Amounts (FRTAs) as that term is defined by Section 848(e).

        2.     The Bonds shall be amortized on a level, annual mortgage style basis. The scheduled final maturity date of the Bonds shall be no earlier than October 1, 2012, and no later than April 1, 2013. The legal final maturity date of the Bonds shall be no later than April 1, 2015.

        3.     The SPE may elect to issue either one or two series of Energy Recovery Bonds. If the SPE elects to issue two series of Bonds, the principal amount of the first series shall equal the sum of the estimated after-tax unamortized portion of the Regulatory Asset authorized by Decision (D.) 03-12-035 at the time the first series of Bonds is issued, plus the estimated cost of issuing the first series of Bonds, less the after-tax amount of any energy supplier refunds expected to be received by PG&E prior to the issuance of the first series of Bonds and not yet credited against the Regulatory Asset pursuant to D.03-12-035.

        4.     The principal amount of the second series of Bonds shall equal the lesser of (i) $3.0 billion less the principal amount of the first series of Bonds, or (ii) the sum of the estimated remaining federal income taxes and State of California franchise taxes associated with the recovery of the unamortized balance of the Regulatory Asset at the time the second series of Bonds is issued, plus the estimated cost of issuing the second series of Bonds, less the pre-tax amount of any energy supplier refunds that PG&E expects to receive on or after the date the first series of Bonds is issued but before the date the second series is issued.

        5.     Any energy supplier refunds received after the second series of Bonds is issued shall be refunded to all Consumers, as defined in Section 848(a), via the Energy Recovery Bond Balancing Account (ERBBA).

        6.     If the SPE elects to issue two series of Bonds, the first series shall be issued in December 2004 or as soon as possible thereafter. The second series shall be issued within one year of the first series and no later than December 31, 2006. If the second series is not issued by May 31, 2005, PG&E shall file and serve a compliance filing by June 10, 2005, that (i) explains in detail why it was necessary to delay the issuance of the second series of Bonds beyond May 31, 2005, (ii) states when the second series will be issued, and (iii) identifies the amount of the Carrying Cost Credit forgone due to the delayed issuance of the second series of Bonds. Parties may file and serve comments and reply comments on PG&E's compliance filing. Opening comments shall be due on June 17, 2005, and reply comments on June 24, 2005.

        7.     The SPE shall not issue the Bonds until after PG&E has (i) obtained a favorable private letter ruling from the Internal Revenue Service (IRS) as described in the body of this Financing Order, or (ii) advised the Commission that PG&E has determined that it does not need a favorable private letter ruling.

        8.     If and when the IRS issues a private letter ruling, PG&E shall file a copy of the ruling and provide a copy to the Commission's financing Team no later than 5 days after the IRS issues its ruling.

        9.     PG&E shall advise the Commission in writing by no later than 10 days before the first series of Bonds is issued, with notice to the service list, if PG&E has determined that it does not need a private IRS letter ruling. If PG&E determines that it does not need a private letter ruling as it continues to advocate for favorable tax treatment, this compliance filing shall satisfy the requirement that PG&E obtain, or determine that it does not need, a private letter ruling that states the Bond transaction is not a presently taxable event.

        10.   If PG&E determines that an IRS private letter ruling is not needed, it may increase the amount of overcollateralization of the Bonds and the equity contributed to the SPE in order to strengthen the position that PG&E will take in its income tax returns that the Bond transaction is not a presently taxable event. The maximum amount of overcollateralization and equity contribution shall each be no more than 1.5 percent of the initial Bond principal amount.

        11.   The Bonds issued pursuant to this Financing Order shall contain a legend to the following effect: "Neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of principal of, or interest on, this bond."

        12.   Acting as servicer for the Recovery Property, PG&E shall recover the FRAs via the Dedicated Rate Component (DRC). Acting on its own behalf PG&E, may recover the FRTAs via the ERBBA charge.

        13.   The owners of Recovery Property will be entitled to recover DRC revenues in the aggregate amount equal to the principal amount of the associated series of Energy Recovery Bonds, all interest thereon, any credit enhancements, and all related fees and costs with respect to the scheduled payment of the associated series of Energy Recovery Bonds, as well as other amounts payable under any interest rate swap agreement or the indenture pursuant to which the associated series of Energy Recovery Bonds is issued.

        14.   The revenue requirement for the ERBBA charge shall consist of the Bond-related costs and benefits identified in the body of this Financing Order, including any FRTAs.

        15.   The DRC and ERBBA charge shall be nonbypassable and recovered from all existing and future Consumers, as defined in Section 848(a), in PG&E's service territory, except those Consumers and types of electric load specified in Section 848(b) and (c) shall not have to pay the DRC and ERBBA charge. Except to the extent limited by caps presently imposed on rates and charges for certain Consumer classes, the DRC and ERBBA charge shall be imposed on all non-exempted Consumers on an equal cents per kWh basis.

        16.   There shall be a separate DRC for each series of Bonds.

        17.   To implement the DRC for each series of Bonds, PG&E shall file an Issuance Advice Letter in the form, timeframe, and manner described in the body of this Financing Order. The Issuance Advice Letter shall be effective upon filing. The DRC established by each Issuance Advice Letter shall be effective 10 days after the Advice Letter is filed, unless a later date is requested by PG&E that is no more than 60 days after the issuance of the associated series of Bonds.

        18.   Once Recovery Property is established pursuant to an Issuance Advice Letter, it shall not be adjusted in response to protests to the Advice Letter. Any necessary adjustment shall be implemented via the ERBBA or other appropriate mechanism.

        19.   PG&E shall file a DRC tariff no later than 10 days after this Financing Order is mailed. The DRC tariff shall be based on the pro forma tariff contained in Appendix C of Application (A.) 04-05-041. The DRC tariff shall be effective simultaneously with the effective date of the DRC specified in the first Issuance Advice Letter.

        20.   If necessary to meet rating agency requirements or to address the timing of initial period DRC collections, the Energy Recovery Bonds may have an initial payment period longer than other payment periods, amortization of principal may be deferred in whole or in part in connection with the scheduled payment of debt service on each series of Energy Recovery Bonds during the first year, and/or a portion of the first period interest payment may be financed by Energy Recovery Bonds.

        21.   Total issuance costs for all Energy Recovery Bonds shall not exceed $25 million, plus any costs associated with the Commission's Financing Team.

        22.   The SPE may obtain credit enhancements for the Energy Recovery Bonds, but only if (i) the credit enhancements are required for tax purposes, or (ii) the all-in cost of the Bonds with the credit enhancements is less than without the enhancements. Any credit enhancement costs collected through the DRC, in excess of total debt service and other Bond costs, shall be the property of the SPE. After the Energy Recovery Bonds are repaid, the increase in value of PG&E's equity interest in the SPE will be returned to Consumers through the ERBBA.

        23.   The overcollateralization amount may be 0.50% of the initial principal amount for each series of Energy Recovery Bonds or such greater amount as required for tax purposes or by the rating agencies. The overcollateralization amount for each series of Bonds shall be (i) set forth in the Issuance Advice Letter for each series of Bonds, and (ii) funded in equal amounts on each debt service payment date, or in such other amounts required for tax purposes or by the rating agencies.

        24.   PG&E shall sell or assign all of its interest in Recovery Property arising from or constituting the DRC revenues that are the subject of this Financing Order to the SPE identified in Ordering Paragraph 1.

        25.   Subject to compliance with the specific requirements of this Financing Order, including those requirements set forth in the body of this Financing Order and the accompanying Conclusions of Law, PG&E and the SPE may establish the terms and conditions of the Bonds, including repayment schedules, term, payment dates, collateral, credit enhancement, required debt service, reserves, indices and other financing costs and features and costs.

        26.   The SPE shall transfer the Bond proceeds (net of issuance costs) to PG&E in partial payment of the purchase price of the Recovery Property. The remaining balance of the purchase price shall be paid from the SPE's equity funds.

        27.   The owner of Recovery Property shall have the right to recover principal, interest, and related costs associated with the Energy Recovery Bonds through the DRC authorized in this Financing Order.

        28.   The SPE shall (i) include one or more independent members on its board of directors in the case of a corporation or a limited liability company, or an independent trustee in the case of a trust; (ii) have restrictions on its ability to declare bankruptcy or to engage in corporate reorganizations; and (iii) limit its activities to those related to the Energy Recovery Bonds.

        29.   After PG&E has sold, assigned, or otherwise transferred its interest in Recovery Property to the SPE, PG&E shall (i) operate its system to provide service to its customers, (ii) act as servicer under the transaction documents associated with the related Energy Recovery Bonds, and (ii) as servicer, bill and collect amounts in respect of the DRC for the benefit and account of the SPE and account for and remit these amounts to or for the account of the SPE.

        30.   PG&E may contribute equity to the SPE. The SPE equity, equal to at least 0.50% of the total initial Bond principal, shall be pledged to secure the Energy Recovery Bonds and shall be deposited into an account held by the Bond Trustee.

        31.   The Commission shall have full access to the books and records of the SPE. PG&E should not make any profit from the SPE, except for an authorized return on PG&E's equity investment in the SPE. If the equity capital is drawn upon, it may be replenished via the DRC.

        32.   The Energy Recovery Bonds authorized by this Financing Order are exempt from the Competitive Bidding Rule set forth in Resolution F-616.

        33.   Prior to the issuance of each series of Energy Recovery Bonds, the Bonds and the associated Bond transaction shall be reviewed and approved by the Commission's Financing Team consisting of the Commission's General Counsel, the Director of the Energy Division, other Commission staff, outside bond counsel, and any other outside experts that the Financing Team deems necessary. The other outside expertise may include, for example, an independent financial advisor to assist the Financing Team in overseeing and reviewing the issuance of each series of Bonds. The Financing Team's approval of each series of Bonds shall be evidenced by a letter from the Financing Team to PG&E. Any costs incurred by the Financing Team in connection with its review and approval of each series of Bonds shall be treated as a Bond issuance cost.

        34.   PG&E shall use the amounts that it derives from the Bond proceeds to fund capital expenditures and/or to retire outstanding long-term debt and common equity, subject to the condition that the percentage of common equity in PG&E's capital structure must comply with the Modified Settlement Agreement adopted by D.03-12-035.

        35.   Each PG&E customer bill shall disclose the amount of the DRC, that the DRC revenues are being transferred to the SPE, that PG&E is collecting the DRC on behalf of the SPE, and that the DRC does not belong to PG&E.

        36.   If a Consumer makes only partial payment of a bill, PG&E and each successor servicer (if any) shall allocate amounts collected from that customer pro rata among the DRC revenues, any FRTAs, and other rates and charges.

        37.   If a PG&E customer fails to pay the DRC, PG&E may shut off power to such customer in accordance with Commission-approved shut-off policies.

        38.   The True-Up Mechanism for adjusting the DRC that is described in the body of this Financing Order and the accompanying Conclusions of Law is adopted. PG&E shall submit annual and quarterly Routine True-Up Mechanism Advice Letters in the form, timeframe, and manner described in the body of this Financing Order and the accompanying Conclusions of Law. The adjustments to the DRC specified in these Advice Letters shall go into effect automatically.

        39.   PG&E may submit Non-Routine True-Up Mechanism Advice Letter filings to propose revisions to the logic, structure, or components of the cash flow model in Appendix A of A.04-07-032 as modified in the body of this Financing Order. Absent a Commission resolution modifying or rejecting proposed changes to the cash flow model, PG&E or a successor servicer may implement DRC adjustments proposed in a Non-Routine True-Up Mechanism Advice Letter on the first day of the next calendar quarter following the submittal of the Advice Letter.

        40.   All true-up adjustments to the DRC shall guarantee the billing of DRC charges necessary to generate the collection of amounts sufficient to make timely provision for all scheduled (or legally due) payments of principal, interest, all amounts payable to any swap counterparty in connection with the related series of Bonds, and any other amounts due in connection with the related series of

Bonds (including ongoing fees and expenses and amounts required to be deposited in or allocated to any Collection Account or Subaccount). Such amounts are referred to as the Periodic Payment Requirement. True-up filings shall be based upon the cumulative differences, regardless of the reason, between the Periodic Payment Requirement and the actual amount of DRC remittances to the Bond Trustee for the series of Bonds.

        41.   PG&E shall establish by advice letter filing the ERBBA tariff, which includes the recovery of FRTAs, and the ERBBA charge as described in the body of this Financing Order and the accompanying Conclusions of Law.

        42.   The ERBBA shall operate in the manner described in the body of this Financing Order. After the initial ERBBA advice letter filing, the ERBBA charge shall be adjusted annually in a proceeding designated by the Commission. If no proceeding has been designated, PG&E shall file an annual advice letter in time to adjust the ERBBA charge on January 1st of the following calendar year.

        43.   Once the first series of Bonds is issued, PG&E shall eliminate the Regulatory Asset Revenue Adjustment Mechanism (RARAM) and transfer any balances in the RARAM to the ERBBA for amortization in future ERBBA charges. The RARAM and any associated charge shall be eliminated by the same advice letter that establishes the ERBBA.

        44.   The DRC and ERBBA charge may be combined into a single line item on Consumers' bills.

        45.   PG&E and the SPE shall account for revenues from the DRC and the ERBBA charge as described in the body of this Financing Order and the accompanying Conclusions of Law.

        46.   PG&E shall not resign as servicer without prior approval from the Commission.

        47.   An annual servicing fee shall be paid to PG&E or any subsequent servicer. The annual servicing fee paid to PG&E shall be within the range of 0.05 percent to 0.125 percent of the initial principal amount of the Bonds as required by the rating agencies to receive the highest possible Bond credit ratings. PG&E shall credit to Consumers via the ERBBA the amount of its annual servicing fee in excess of any recorded annual incremental costs. The annual fee paid to a successor servicer that bills only the DRC shall be within the range of 0.60 percent to 1.25 percent of the initial principal amount of the Bonds as required by the rating agencies to receive the highest possible Bond ratings.

        48.   If Consumers of electricity in PG&E's historic service territory are billed by other entities, PG&E (as servicer for the Recovery Property) may request these other entities to bill for the DRC and ERBBA charge and to remit the DRC and ERBBA charge revenues to PG&E on behalf of such Consumers.

        49.   Electric Service Providers that bill and collect the DRC from PG&E's ratepayers shall satisfy the requirements set forth in PG&E's Electric Rule 22.P.

        50.   The Commission will not approve the appointment of any third-party servicer of Recovery Property without first determining that (i) such approval will not cause any then-current credit rating of any then outstanding Energy Recovery Bonds to be withdrawn or downgraded, and (ii) the servicing fee paid to the third-party servicer is reasonable.

        51.   PG&E shall remit DRC revenues to the Bond Trustee, on behalf of the SPE, in accordance with the procedures described in the body of this Financing Order and the accompanying Conclusions of Law.

        52.   The Bond Trustee shall (i) account for all funds as described in the body of this Financing Order and the associated Conclusions of Law; (ii) invest all funds in investment grade short-term securities; and (iii) make principal and interest payments to Bond investors and pay other Bond-related costs.

        53.   PG&E shall be authorized to set its electric rates and charges, other than the DRC and FRTAs, at levels designed to allow PG&E to recover franchise fees associated with the DRC and FRTAs, and PG&E shall pay such franchise fees.

        54.   In the event of a default by PG&E in transferring the DRC revenues to the Bond Trustee, on behalf of the SPE, the following parties may petition the Commission to order the sequestration and payment to the Bond Trustee for the benefit of the SPE of revenues arising from the Recovery Property: (a) the holders of the Energy Recovery Bonds and the trustees or representatives thereof as beneficiaries of any statutory or other lien permitted by the Public Utilities Code, (b) the SPE or its assignees, and (c) pledgees or transferees, including transferees under Section 848.4, of the Recovery Property.

        55.   The DRCs to be implemented pursuant to the Issuance Advice Letters and True-up Mechanism Advice Letters shall be subject to (i) post-filing review by the Commission's Energy Division, and (ii) post-filing protests in accordance General Order 96-A, Section III.H. If the Energy Division finds mathematical errors in these advice letters, the Energy Division shall prepare for the Commission's consideration a resolution that adjusts the DRC, as appropriate.

        56.   Except as noted in the previous Ordering Paragraph, any adjustments to Bond-related costs and revenues adopted by the Commission shall not affect the DRC or any other regulatory mechanisms implemented to ensure that Bond investors receive timely payment of Bond principal and interest. Any adopted adjustments to Bond-related costs and revenues stemming from the Energy Division's review of Bond-related Advice Letters shall be recorded in the ERBBA and flowed through to Consumers in the same manner as all other costs and revenues recorded in the ERBBA.

        57.   PG&E shall implement a memorandum account to track the DRC and the ERBBA charge (collectively, Bond changes) applicable to new municipal load, consistent with the decision today in Rulemaking (R.) 02-01-011. The tracked amounts shall be subject to true-up and recovery. The disposition of the tracked amounts shall be decided in R.02-01-011 or a successor proceeding.

        58.   The principles adopted in a companion decision issued today in R.02-01-011 shall apply to the responsibility of new municipal load under Section 848.1(c) for the Bond Charges adopted by this Financing Order.

        59.   PG&E shall file an advice letter to conform the Bond Charges to the Customer Responsibility Surcharge (CRS) with respect to new municipal load. This advice letter shall be filed in accordance with the procedures and timetable for implementation of the municipal departing load CRS specified in R.02-01-011.

        60.   In Phase II of PG&E's GRC proceeding in A.04-06-024, the San Francisco Bay Area Rapid Transit District (BART) may raise the issue of whether, and to what extent, BART is exempt from the Bond Charges pursuant to SB 1201.

        61.   The Bond Charges shall be applicable to all departing load (DL) Consumers except those that have been exempted from Bond Charges by the Commission or the Legislature.

        62.   Once the Commission adopts procedures for determining the amount of DL that is subject to the Regulatory Asset charge, whether in response to PG&E's pending advice letters or in another proceeding, PG&E shall file an advice letter apply the adopted procedure to the Bond Charges.

        63.   Consistent with SB 772 and the decision today in R.02-01-011, PG&E shall establish a memorandum account to track the amount of Bond Charges applicable to DL. The tracked amounts shall be subject to true-up and recovery. PG&E shall recover the tracked amounts from DL Consumers after the Commission has adopted a method for determining the amount of DL that is subject to the Bond Charges.

        64.   If for any reason the DRC actually collected from DL Consumers is subject to refund, those amounts may be held by PG&E and remitted to the SPE only after there is a final determination that such amounts are not subject to adjustment or refund.

        65.   The issue of whether Bond Charges should be included under the CRS cap of $0.027/kWh shall be addressed in Phase II of PG&E's General Rate Case (GRC) proceeding in A.04-06-024 or such other proceeding as may be subsequently determined by the Commission. In the interim, the cap shall apply to Bond Charges that accrue to non-exempted DL. The procedure and priority for recovering Bond Charges under the CRS cap from non-exempted DL shall mirror those adopted for the recovery of the Regulatory Asset in D.03-07-028 and D.04-02-062.

        66.   CARE, medical baseline, and residential Tier 1 and Tier 2 Consumers shall not receive the same Bond-related rate reduction as other Consumers. ORA may ask the Commission to reconsider this issue in Phase II of PG&E's GRC.

        67.   All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the DRC associated with Recovery Costs that are the subject of A.04-07-032, and all related transactions contemplated in the application, are hereby granted.

        68.   PG&E shall comply with all applicable environmental laws and regulations when planning and implementing any capital expenditure programs that are funded, in whole or in part, with the proceeds from the Bonds authorized by this Financing Order.

        69.   Pursuant to Section 824 and General Order 24-B, PG&E shall maintain records that (i) identify the specific Energy Recovery Bonds issued pursuant to this Financing Order, and (ii) demonstrate that the proceeds from the Energy Recovery Bonds have been used only for the purposes authorized by this Financing Order.

        70.   This Financing Order shall become effective in accordance with its terms and conditions only when PG&E provides its written consent to all terms and conditions of this Financing Order. This Financing Order shall be void and of no force or effect if PG&E does not provide its written consent to all terms and conditions of this Financing Order.

        71.   PG&E shall file and serve within 10 days from the date this Financing Order is mailed a written statement that either (i) PG&E consents to all terms and conditions of this Financing Order, or (ii) PG&E does not consent to all terms and conditions of this Financing Order. If the latter, PG&E's written statement shall identify the specific terms and conditions it does not consent to and explain why it does not consent to these terms and conditions.

        72.   Following PG&E's written consent, this Financing Order, together with the DRC and FRTAs authorized by this Financing Order, shall be binding upon PG&E and any successor to PG&E that provides electric distribution service directly to Consumers of electricity within the geographical service area to which PG&E provided electric distribution service as of December 19, 2003.

        73.   On or after the effective date of this Financing Order, upon the request of PG&E, the SPE, the indenture trustee in connection with a series of Energy Recovery Bonds (Trustee), or all of them, the Commission's General Counsel shall execute and deliver the following to PG&E, the SPE, and/or the Trustee: (i) a certificate that attaches a true, correct, and complete copy of this Financing Order and certifies such copy to be the act and deed of this Commission; (ii) a certificate that states this Financing Order has not been altered, rescinded, amended, modified, revoked, or supplemented as of the date of the closing of any series of Energy Recovery Bonds authorized by this Financing Order; and (iii) a certificate that states the Commission's Financing Team has reviewed and approved each series of Energy Recovery Bonds in accordance with this Financing Order.

        74.   Within 10 days from the date when all preconditions to the issuance of the Bonds have been satisfied, and in any event prior to the issuance of the first series of Bonds, PG&E shall remit a check to the Commission's Fiscal Office in the amount of $118,500 and the SPE shall reimburse PG&E for such payment. The decision number of this Financing Order shall be written on the face of the check.

        75.   Application 04-07-032 is granted and denied to the extent set forth in the previous Ordering Paragraphs.

        76.   The authority granted by this Financing Order to issue Energy Recovery Bonds shall be severable from, and not impacted by, the actions or inactions of the Commission or other bodies with respect to the Commission's determination of the extent to which the DRC and other Bond Charges shall be recoverable from any particular group, class, or type of Consumer.

        77.   This proceeding is closed.

        This order is effective today.

        Dated November 19, 2004, at San Francisco, California.

MICHAEL R. PEEVEY President

GEOFFREY F. BROWN SUSAN P. KENNEDY Commissioners
I reserve the right to file a dissent.
/s/ CARL W. WOOD Commissioner
I reserve the right to file a dissent.
/s/ LORETTA M. LYNCH Commissioner

Appendix A

Appendix A to A0407032

Table 1

Revenue Requirement for the Bankruptcy Regulatory Asset
(Millions of Dollars)

	2005	2006	2007	2008	2009	2010	2011	2012	Total
Reg. Asset Rev. Req.
Interest	42.2	42.6	37.7	32.7	27.7	21.5	13.6	4.7	222.7
Preferred Div	2.5	2.3	2.1	1.8	1.5	1.1	0.7	0.2	12.2
Earning for Common	99.6	92.7	82.8	71.5	58.8	44.4	28.2	9.8	487.8
Tax Gross-up on Preferred & Common Equity Return	70.3	65.3	58.4	50.4	41.5	31.3	19.9	6.9	343.9
Pre Tax Rate of Return	214.6	202.8	180.9	156.4	129.4	98.3	62.4	21.6	1,066.5
Principal Amortization	143.9	159.9	180.9	204.5	231.1	261.3	295.9	335.1	1,812.6

Subtotal	358.5	362.7	361.8	361.0	360.5	359.7	358.3	356.8	2,879.1
Tax Gross-up on Amortization	98.9	110.0	124.4	140.7	158.9	179.7	203.5	230.5	1,246.7

Subtotal	457.4	472.7	486.2	501.6	519.4	539.4	561.8	587.2	4,125.8
F&U	4.6	4.7	4.9	5.0	5.2	5.4	5.6	5.9	41.3

Total Revenue Req.	462.0	477.4	491.1	506.6	524.6	544.8	567.5	593.1	4,167.1
Reg. Asset Balance
BOY Reg. Asset Bal	1,812.6	1,668.8	1,508.9	1,328.0	1,123.5	892.4	631.1	335.1
Reg. Asset Credit
Amortization	-143.9	-159.9	-180.9	-204.5	-231.1	-261.3	-295.9	-335.1	-1,812.6

EOY Reg. Asset Balance	1,668.8	1,508.9	1,328.0	1,123.5	892.4	631.1	335.1	0.0

Assumptions
BoY 2005 Reg. Asset: $1.8126 billion
Remaining Period: 8 years
    Tax Rate 40.75%
    F&U Rate 1.00%

	2005	2006	2007	2008	2009	2010	2011	2012
Cap Structure
Debt	46.8%	45.8%	45.7%	45.8%	45.8%	45.8%	45.8%	45.8%
Preferred	2.3%	2.2%	2.3%	2.2%	2.2%	2.2%	2.2%	2.2%
Equity	51.0%	52.0%	52.0%	52.0%	52.0%	52.0%	52.0%	52.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Capital
Debt	5.2%	5.8%	5.8%	5.8%	6.0%	6.2%	6.2%	6.2%
Preferred	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Equity	11.2%	11.2%	11.2%	11.2%	11.2%	11.2%	11.2%	11.2%
Post-Tax Weighted Average Cost of Capital	8.3%	8.7%	8.6%	8.6%	8.7%	8.8%	8.8%	8.8%
Pre-Tax Weighted Average Cost of Capital	12.2%	12.7%	12.7%	12.7%	12.7%	12.8%	12.8%	12.8%

Table 2

Series 1 Bond Revenue Requirement
(Millions of Dollars)

Assumptions
Securitization Date:	1/1/05
AMOUNT:	1,812.6
Issuance Costs:	$12.5
Bond Interest Rate:	4.98%
Period (years):	8
Issuance Fees	0.00%
Tax Rate:	40.75%
F&U Rate:	1.00%

Without Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,812.6	1,622.7	1,423.3	1,213.9	994.2	763.5	521.2	267.0
Principal Payment	190	199	209	220	231	242	254	267	1,812.6
Interest Payment	85.5	75.8	65.7	55.0	43.8	32.0	19.6	6.6	384.1

Total Debt Service	275	275	275	275	274	274	274	274	2,196.7
Tax Gross-up on Principal	131	137	144	151	159	167	175	184	1,246.7
F&U	4	4	4	4	4	4	4	5	34

Revenue Requirement	410	417	423	430	438	445	453	462	3,477.8
With Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,812.6	1,633.9	1,433.1	1,222.3	1,001.0	768.7	524.8	268.8
Plus: Issuance Costs	12.5
Total	1,825.1
Principal Payment	191.3	200.8	210.8	221.3	232.3	243.9	256.0	268.8	1,825.1
Interest Payment	86.1	76.4	66.1	55.4	44.1	32.2	19.8	6.7	386.7

Total Debt Service	277	277	277	277	276	276	276	275	2,211.9
Tax Gross-up on Principal	132	138	145	152	160	168	176	185	1,255.3
F&U	4	4	4	4	4	4	5	5	35

Revenue Requirement	413	419	426	433	441	448	456	465	3,501.8

Table 3

Series 2 Bond Revenue Requirement
(Millions of Dollars)

Assumptions
Securitization Date	1/1/06
AMOUNT	$1,116
Issuance Costs	$12.5
Securitization Rate	5.58%
Period (years)	7
Issuance Fees	0.00%
Tax Rate	40.75%
F&U Rate	1.00%

Without Issuance Costs	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,116	981	839	689	531	363	187
Principal Payment	135	142	150	158	167	177	187	1,116
Interest Payment	58.5	50.8	42.6	34.0	24.9	15.3	5.2	231.4

Total Debt Service	193	193	193	192	192	192	192	1,347
Deferred Tax Balance BOY	-1,116	-981	-839	-689	-530	-363	-187
Deferred Tax Balance Amortiz.	135	142	150	158	167	177	187	1,116
Mid Year Deferred Tax Balance	-1,049	-910	-764	-610	-447	-275	-93
Carrying Cost Credit Rate	12.7%	12.7%	12.7%	12.7%	12.7%	12.8%	12.8%

Carrying Cost Credit	-133	-115	-97	-77	-57	-35	-12	-526
Principal Gross-up Offset	-135	-142	-150	-158	-167	-177	-187	-1,116
F&U	-0.8	-0.7	-0.6	-0.5	-0.3	-0.2	-0.1	-3.1

Net Revenue Requirement	-75.1	-65.0	-54.6	-43.6	-32.3	-20.1	-6.8	-297.6
With Issuance Costs	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,116	992	849	697	537	367	189
Issuance Costs	12.5

Total	1,129
Principal Payment	136	144	152	160	169	179	189	1,128
Interest Payment	59.2	51.4	43.1	34.4	25.2	15.5	5.3	234.1

Total Debt Service	195	195	195	195	194	194	194	1,362
Deferred Tax Balance BOY	-1,116	-981	-839	-689	-530	-363	-187
Deferred Tax Balance Amortiz.	135	142	150	158	167	177	187	1,116
Mid Year Deferred Tax Balance	-1,049	-910	-764	-610	-447	-275	-93
Carrying Cost Credit Rate	12.2%	12.7%	12.7%	12.7%	12.7%	12.8%	12.8%

Carrying Cost Credit	-128	-115	-97	-77	-57	-35	-12	-521
Principal Gross-up Offset	-135	-142	-150	-158	-167	-177	-187	-1,116
F&U	-0.8	-0.7	-0.6	-0.5	-0.3	-0.2	-0.1	-3.1

Net Revenue Requirement	-68.4	-63.0	-52.4	-41.5	-30.2	-17.9	-4.6	-278.0

Table 4

Bond Savings Before Other Costs
(Millions of Dollars)

Without Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Reg. Asset Revenue Requirement	462	477	491	507	525	545	567	593	4,167
Rev. Req. 1st Series of Bonds	410	417	423	430	438	445	453	462	3,478
Rev. Req. 2nd Series of Bonds		-75	-65	-55	-44	-32	-20	-7	-298

Net Bond Revenue Requirement	410	341	358	376	394	413	433	455	3,180
Annual Savings from Bonds	52	136	133	131	131	132	134	138	987
Cumulative Annual Savings	52	188	321	452	583	714	849	987
Present Value of Annual Savings @ 9.0%:	47.5	114.5	102.6	92.9	85.0	78.7	73.4	69.3	663.9
With Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Reg. Asset Revenue Requirement	462	477	491	507	525	545	567	593	4,167
Rev. Req. 1st Series of Bonds	413	419	426	433	441	448	456	465	3,502
Rev. Req. 2nd Series of Bonds		-68	-63	-52	-41	-30	-18	-5	-278

Net Bond Revenue Requirement	413	351	363	381	399	418	439	460	3,224
Annual Savings	49	126	128	126	126	127	129	133	943
Cumulative Annual Savings	49	175	303	429	555	682	810	943
Present Value of Annual Savings @ 9.0%:	44.9	106.4	98.8	89.2	81.6	75.5	70.5	66.6	633.7

Table 5

Present Value of Certain Bond-Related Costs

Upper Range of Costs
Year	2005	2006	2007	2008	2009	2010	2011	2012	Total
Service Fee	$906,322	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$257,149,512
Bond Trustee Fee	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$1,600,000

Subtotal	$1,106,322	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$258,749,512
Discount Factor	1.00	1.09	1.1881	1.295029	1.41158161	1.538623955	1.677100111	1.828039121
Present Value as of 1/1/2005	$1,106,322	$33,767,128	$30,979,017	$28,421,116	$26,074,419	$23,921,485	$21,946,317	$20,134,235	$186,350,040

Assumptions
Service Fee and Bond Trustee Fee Paid on January 1st of Each Year.
Annual Servicing Fee = 0.05% the First Year and 1.25% in All Other Years Multiplied by the Amount of Initial Bond Principal Shown in Tables 2 & 3.
Third-Party Servicer Begins Billing, Collecting, and Remitting the DRC on January 1, 2005, and Ends on December 31, 2012.
Bond Trustee Fees Estimated by PG&E.
Discount Factor = 9%, the Same as Used by PG&E in A.04-07-032 to Determine the NPV of the Bond Benefits.

Lower Range of Costs
Year	2005	2006	2007	2008	2009	2010	2011	2012	Total
Service Fee	$906,322	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$11,156,422
Bond Trustee Fee	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$1,600,000

Subtotal	$1,106,322	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$12,756,422
Discount Factor	1.00	1.09	1.1881	1.295029	1.41158161	1.538623955	1.677100111	1.828039121
Present Value as of 1/1/2005	$1,106,322	$1,526,881	$1,400,808	$1,285,145	$1,179,032	$1,081,681	$992,368	$910,429	$9,482,666

Assumptions
Service Fee, Bond Trustee Fee, and Issuance Costs Paid on January 1st of Each Year.
Annual Servicing Fee for All Years = 0.50% of the Amount of Initial Bond Principal shown in Tables 2 and 3.
Bond Trustee Fees Estimated by PG&E.
Discount Factor = 9%, the Same as Used by PG&E in A.04-07-032 to Determine the NPV of the Bond Benefits.

	Upper Range	Lower Range
Present Value of Bond Benefits with Issuance Costs	$633,678,439	$633,678,439
Less: Present Value of Other Costs	$186,350,040	$9,482,666

Net Present Value	$447,328,400	$624,195,773

	Upper Range	Lower Range
Nominal Value of Bond Benefits with Issuance Costs	$943,265,787	$943,265,787
Less: Nominal Value of Other Costs	$258,749,512	$12,756,422

Net Nominal Value	$684,516,275	$930,509,364

Table 6

Series 1 Bond Revenue Requirement
Worst Case Tax Scenario
(Millions of Dollars)

Assumptions
All federal income taxes and State franchise taxes paid in first year.
Securitization Date:	1/1/05
AMOUNT:	1,812.6
Issuance Costs:	$12.5
Bond Interest Rate:	4.98%
Period (years):	8
Issuance Fees	0.00%
Tax Rate:	40.75%
F&U Rate:	1.00%

Without Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,812.6	1,622.7	1,423.3	1,213.9	994.2	763.5	521.2	267.0
Principal Payment	189.9	199.4	209.3	219.8	230.7	242.2	254.3	267.0	1,812.6
Interest Payment	85.5	75.8	65.7	55.0	43.8	32.0	19.6	6.6	384.1

Total Debt Service	275.5	275.3	275.0	274.8	274.5	274.2	273.9	273.6	2,196.7
Tax Gross-up on Principal	130.6	0	0	0	0	0	0	0	130.6
F&U	4.1	2.8	2.8	2.7	2.7	2.7	2.7	2.7	23.3

Revenue Requirement	410	278	278	278	277	277	277	276	2,350.6
With Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,812.6	1,633.9	1,433.1	1,222.3	1,001.0	768.7	524.8	268.8
Plus: Issuance Costs	12.5
Total	1,825.1
Principal Payment	191.3	200.8	210.8	221.3	232.3	243.9	256.0	268.8	1,825.1
Interest Payment	86.1	76.4	66.1	55.4	44.1	32.2	19.8	6.7	386.7

Total Debt Service	277	277	277	277	276	276	276	275	2,211.9
Tax Gross-up on Principal	132	0	0	0	0	0	0	0	131.5
F&U	4	3	3	3	3	3	3	3	23

Revenue Requirement	413	280	280	279	279	279	279	278	2,366.8

Table 7

Series 2 Bond Revenue Requirement
Worst-Case Tax Scenario
(Millions of Dollars)

Assumptions
All Bond proceeds used to pay federal income taxes and State franchise taxes in the first year.
Amount of Bonds	$1,116
Issuance Costs	$12.5
Securitization Rate	5.58%
Period (years)	7
Issuance Fees	0.00%
Tax Rate	40.75%
F&U Rate	1.00%

Without Issuance Costs	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,116	981	839	689	531	363	187
Principal Payment	135	142	150	158	167	177	187	1,116
Interest Payment	58.5	50.8	42.6	34.0	24.9	15.3	5.2	231.5

Total Debt Service	193	193	193	193	192	192	192	1,347
Deferred Tax Balance BOY	-1,116	0	0	0	0	0	0
Deferred Tax Balance Amortiz.	-1,116	0	0	0	0	0	0	-1,116
Mid Year Deferred Tax Balance	0	0	0	0	0	0	0
Carrying Cost Credit Rate	12.2%	12.7%	12.7%	12.7%	12.7%	12.8%	12.8%

Carrying Cost Credit	0	0	0	0	0	0	0	0
Principal Gross-up Offset	0	0	0	0	0	0	0	0
F&U	1.9	1.9	1.9	1.9	1.9	1.9	1.9	13.5

Net Revenue Requirement	195.1	194.9	194.7	194.4	194.2	193.9	193.6	1,361
With Issuance Costs	2006	2007	2008	2009	2010	2011	2012	Total
Beginning of Year Balance	1,116	992	849	697	537	367	189
Issuance Costs	12.5

Total	1,129
Principal Payment	136	144	152	160	169	179	189	1,128
Interest Payment	59.2	51.4	43.1	34.4	25.2	15.5	5.3	234.1

Total Debt Service	195	195	195	195	194	194	194	1,362
F&U	2.0	2.0	1.9	1.9	1.9	1.9	1.9	13.6

Net Revenue Requirement	197.3	197.1	196.8	196.6	196.4	196.1	195.8	1,376

Table 8

Bond Savings Before Other Costs
Worst-Case Tax Scenario
(Millions of Dollars)

Without Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Reg. Asset Revenue Requirement	462	477	491	507	525	545	567	593	4,167
Rev. Req. 1st Series of Bonds	410	278	278	278	277	277	277	276	2,351
Rev. Req. 2nd Series of Bonds		195	195	195	194	194	194	194	1,361
IRS Interest		60

Net Bond Revenue Requirement	410	533	473	472	472	471	471	470	3,771
Annual Savings from Bonds	52	-56	18	34	53	74	97	123	396
Cumulative Annual Savings	52	-4	15	49	102	176	273	396
Present Value of Annual Savings @ 9.0%:	47.5	-46.9	14.2	24.4	34.4	43.9	53.0	61.8	232.4
With Issuance Costs	2005	2006	2007	2008	2009	2010	2011	2012	Total
Reg. Asset Revenue Requirement	462	477	491	507	525	545	567	593	4,167
Rev. Req. 1st Series of Bonds	413	280	280	279	279	279	279	278	2,367
Rev. Req. 2nd Series of Bonds		197	197	197	197	196	196	196	1,376
IRS Interest		60

Net Bond Revenue Requirement	413	537	477	476	476	475	475	474	3,743
Annual Savings	49	-60	14	30	49	70	93	119	364
Cumulative Annual Savings	49	-11	4	34	83	152	245	364
Present Value of Annual Savings @ 9.0%:	44.9	-50.3	11.1	21.5	31.7	41.5	50.8	59.7	211.0

Table 9

Present Value of Certain Bond-Related Costs

Upper Range of Costs
Year	2005	2006	2007	2008	2009	2010	2011	2012	Total
Service Fee	$906,322	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$36,606,170	$257,149,512
Bond Trustee Fee	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$1,600,000

Subtotal	$1,106,322	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$36,806,170	$258,749,512
Discount Factor	1.000	1.090	1.188	1.295	1.412	1.539	1.677	1.828
Present Value as of 1/1/2005	$1,106,322	$33,767,128	$30,979,017	$28,421,116	$26,074,419	$23,921,485	$21,946,317	$20,134,235	$186,350,040

Assumptions
Service Fee and Bond Trustee Fee Paid on January 1st of Each Year.
Annual Servicing Fee = 0.05% the First Year and 1.25% in All Other Years Multiplied by the Initial Amount of Bond Principal Shown in Tables 2 & 3.
Third-Party Servicer Begins Billing, Collecting, and Remitting the DRC on January 1, 2005, and Ends on December 31, 2012.
Bond Trustee Fees Estimated by PG&E.
Discount Factor = 9%, the Same as Used by PG&E in A.04-07-032 to Determine the NPV of the Bond Benefits.

Lower Range of Costs
Year	2005	2006	2007	2008	2009	2010	2011	2012	Total
Service Fee	$906,322	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$1,464,300	$11,156,422
Bond Trustee Fee	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$1,600,000

Subtotal	$1,106,322	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$1,664,300	$12,756,422
Discount Factor	1.000	1.090	1.188	1.295	1.412	1.539	1.677	1.828
Present Value as of 1/1/2005	$1,106,322	$1,526,881	$1,400,808	$1,285,145	$1,179,032	$1,081,681	$992,368	$910,429	$9,482,666

Assumptions
Service Fee, Bond Trustee Fee, and Issuance Costs Paid on January 1st of Each Year.
Annual Servicing Fee for All Years = 0.50% of the Initial Amount of Bond Principal shown in Tables 2 and 3.
Bond Trustee Fees Estimated by PG&E.
Discount Factor = 9%, the Same as Used by PG&E in A.04-07-032 to Determine the NPV of the Bond Benefits.

	Worst Case Tax Scenario
	Upper Range	Lower Range
Present Value of Bond Benefits with Issuance Costs	$210,953,465	$210,953,465
Less: Present Value of Other Costs	$186,350,040	$9,482,666

Net Present Value	$24,603,426	$201,470,800

	Upper Range	Lower Range
Nominal Value of Bond Benefits with Issuance Costs	$364,188,340	$364,188,340
Less: Nominal Value of Other Costs	$258,749,512	$12,756,422

Net Nominal Value	$105,438,828	$351,431,917

QuickLinks

  Exhibit 99.7
FINANCING ORDER AUTHORIZING THE ISSUANCE OF ENERGY RECOVERY BONDS PURSUANT TO SENATE BILL 772
TABLE OF CONTENTS
FINANCING ORDER
FINANCING ORDER
Appendix A
Appendix A to A0407032
Table 1 Revenue Requirement for the Bankruptcy Regulatory Asset (Millions of Dollars)
Table 2 Series 1 Bond Revenue Requirement (Millions of Dollars)
Table 3 Series 2 Bond Revenue Requirement (Millions of Dollars)
Table 4 Bond Savings Before Other Costs (Millions of Dollars)
Table 5 Present Value of Certain Bond-Related Costs
Table 6 Series 1 Bond Revenue Requirement Worst Case Tax Scenario (Millions of Dollars)
Table 7 Series 2 Bond Revenue Requirement Worst-Case Tax Scenario (Millions of Dollars)
Table 8 Bond Savings Before Other Costs Worst-Case Tax Scenario (Millions of Dollars)
Table 9 Present Value of Certain Bond-Related Costs